Profit Announcement
Incorporating ASX Appendix 4E requirements
For the full year ended 30 June 2007

Appendix 4E
Results for announcement to the market (1)
Report for the full year ended 30 June 2007	$M

Revenues from ordinary activities	Up 16% to $33,169
Profit (loss) from ordinary activities after tax attributable to Equity holders	Up 14% to $4,470
Net profit (loss) for the period attributable to Equity holders	Up 14% to $4,470
Dividends (distributions)
Final Dividend – fully franked (cents per share)	149
Interim Dividend – fully franked (cents per share)	107
Record date for determining entitlements to the dividend	24 August 2007

(1) Rule 4.2.C.3
Refer to Appendix 18 ASX Appendix 4E for disclosures required under ASX Listing Rules on page 56.
This report should be read in conjunction with the 30 June 2007 Annual Financial Report of the Group and any public announcements made in the period by the Group in accordance with the continuous disclosure requirements of the Corporations Act 2001 and the ASX Listing Rules.

Important Dates for Shareholders

Full Year Results Announcement	15 August 2007
Ex-dividend Date	20 August 2007
Record Date	24 August 2007
Final Dividend Payment Date	5 October 2007
Annual General Meeting	7 November 2007
2008 Interim Results Date	13 February 2008

For further information contact:
Investor Relations
Warwick Bryan
Phone: 02 9378 5130
Facsimile: 02 9378 2344
Email: ir@cba.com.au
Except where otherwise stated, all figures relate to the full year ended 30 June 2007 and comparatives to the full year ended 30 June 2006. The term “prior comparative period” refers to the half year ended 30 June 2006, while the term “prior half” refers to the half year ended 31 December 2006, unless otherwise stated.

Highlights
Financial Performance and Business Review
Performance Highlights

	Full Year		Half Year
	30/06/07	30/06/06	30/06/07	31/12/06
Net Profit after Income Tax	$M	$M	$M	$M

Statutory basis	4,470	3,928	2,279	2,191
Cash basis	4,604	4,053	2,333	2,271
Cash basis ex HK sale	4,604	3,908	2,333	2,271

The Group’s net profit after tax (“statutory basis”) for the year ended 30 June 2007 was $4,470 million, an increase of 14% on the prior year. The final dividend of $1.49 per share is another record and the total dividend for the year is $2.56 per share.
Cash earnings per share(1) increased 16% on the prior year to 353.0 cents.
The net profit after tax (“cash basis”)(1) increased 18% to $4,604 million.
The Group’s Return on equity (“cash basis”) has improved by 80 basis points over the year to 22.1%.
The Group has delivered another strong performance during the year, through continued improvement in customer service and a focus on profitable growth. Key financial performance highlights over the year were:
•	Solid growth in Banking income of 10% on the prior year, following growth in average interest earning assets of 15% to $316 billion and net interest margin contraction of 15 basis points (including 10 basis points of underlying margin contraction);

•	Growth in Funds Under Administration of 17% to $177 billion supported by both strong underlying inflows and positive investment market returns;

•	Growth in insurance premiums of 21% to $1,400 million and improved operating margins;

•	Strong growth in Total operating income of 11% with expense growth of 7%. The expense growth is driven by ongoing reinvestment in our businesses through recruitment of front line staff and increased spend on strategic initiatives; and

•	Continued stability in credit quality across the portfolio.
The result for the half year ended 30 June 2007 was solid with net profit after tax (“cash basis”), increasing by 17% to $2,333 million compared with the prior comparative period. The Group has invested significantly in the current half in support of its strategic priorities. The current half was also impacted by three fewer days and seasonally higher bad debts. This resulted in a 3% increase in cash profit compared with the prior half.
Other performance highlights specifically relating to the Group’s strategic priorities over the year included:
•	Significant increases in customer satisfaction scores;

•	Streamlining and simplifying the operation of the branch network, empowering local decision makers and strengthening the linkage between performance and remuneration;

•	Launch of CommBiz transactional banking service and the Local Business Banking Online networking platforms to further enhance service quality to business customers; and

•	Early success of the Wealth Management cross-sell initiatives with a 15% increase in total referrals and a 30% increase in new General Insurance sales.
Dividends
The total dividend for the year is another record at $2.56 per share.
The final dividend declared is $1.49 per share which takes the full year dividend to $2.56, an increase of 32 cents or 14% on the prior year. The dividend has been determined based on net profit after tax (“cash basis”). On this basis the dividend payout ratio for the year is 73.0%.
The dividend payment is fully franked and will be paid on 5 October 2007 to owners of ordinary shares at the close of business on 24 August 2007 (“record date”). Shares will be quoted ex–dividend on 20 August 2007.
The Group issued $518 million of shares to satisfy shareholder participation in the Dividend Reinvestment Plan (“DRP”) in respect of the interim dividend for 2006/07.
Dividends per Share (cents)
Outlook
The economy performed well in 2007 with strong credit growth in housing, personal and business lending, supported by low levels of unemployment and robust capital expenditure.
While the outlook for the Australian economy for the 2008 financial year remains positive, there is some risk from recent instability in global financial markets. However, given the mix of the Group’s business and, in particular, its strong retail franchise, the Group is well positioned to continue to deliver strong returns.
Credit growth for the 2008 financial year is likely to remain strong although growth in business credit, which ran at nearly 19% in the 2007 year, may begin to slow. Despite recent rate rises, housing credit growth is expected to be slightly stronger due to continued high demand assisted by the migration of skilled workers to Australia. However, consumer credit growth is likely to slow from the 15% experienced in 2007 to between 8.5 — 10.5%.
The current high level of competitive intensity is not anticipated to decline in the coming year. Despite this, all of the Group’s businesses are performing well and the investments we are making coupled with quality execution will ensure that we remain competitive.
Taking all these factors into consideration, the Group expects to again deliver EPS growth in the coming year which meets or exceeds the average of its peers through a continued focus on delivering exceptional customer service and profitable growth.

(1)	Excluding the profit from the sale of the Hong Kong Insurance Business during the 2006 financial year.
2     Commonwealth Bank of Australia

Highlights continued

	Full Year Ended				Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Group Performance Summary	$M	$M	Jun 06%	$M	$M	Dec 06%

Net interest income	7,036	6,514	8	3,551	3,485	2
Other banking income	3,432	3,036	13	1,754	1,678	5

Total banking income	10,468	9,550	10	5,305	5,163	3
Funds management income	1,874	1,543	21	981	893	10
Insurance income	817	742	10	435	382	14

Total operating income	13,159	11,835	11	6,721	6,438	4
Shareholder investment returns	149	101	48	64	85	(25)
Profit on sale of the Hong Kong Insurance Business	—	145	large	—	—	—

Total income	13,308	12,081	10	6,785	6,523	4
Operating expenses	6,427	5,994	(7)	3,283	3,144	(4)
Loan impairment expense	434	398	(9)	239	195	(23)

Net profit before income tax	6,447	5,689	13	3,263	3,184	2
Corporate tax expense (1)	1,816	1,605	(13)	916	900	(2)
Minority interests (2)	27	31	13	14	13	(8)

Net profit after income tax (“cash basis”)	4,604	4,053	14	2,333	2,271	3
Defined benefit superannuation plan income/(expense)	5	(25)	large	1	4	(75)
Treasury shares valuation adjustment	(75)	(100)	25	(37)	(38)	3
One-off AIFRS mismatches	(64)	—	—	(18)	(46)	61

Net profit after income tax (“statutory basis”)	4,470	3,928	14	2,279	2,191	4

Represented by:
Banking	3,763	3,227	17	1,896	1,867	2
Funds management	492	400	23	260	232	12
Insurance	253	215	18	142	111	28

Net profit after income tax (“underlying basis”)	4,508	3,842	17	2,298	2,210	4
Shareholder investment returns after tax	96	66	45	35	61	(43)

Cash net profit after tax excluding the sale of the Hong Kong Insurance Business	4,604	3,908	18	2,333	2,271	3

Profit on sale of Hong Kong Insurance Business	—	145	large	—	—	—

Net profit after tax (“cash basis”)	4,604	4,053	14	2,333	2,271	3

(1)	For purposes of presentation, Policyholder tax benefit and Policyholder tax expense components of corporate tax expense are shown on a net basis.

(2)	Minority interests include preference dividends paid to holders of preference shares in ASB Capital.

	Full Year Ended				Half Year Ended
	30/06/07	30/06/06	Jun 07 vs		30/06/07	31/12/06	Jun 07 vs
Shareholder Summary			Jun 06%				Dec 06%

Dividend per share – fully franked (cents)	256	224	14		149	107	39
Dividend cover – cash (times)	1.4	1.4	n/a		1.2	1.6	n/a
Earnings per share (cents) (1)
Statutory – basic	344.7	308.2	12		175.1	169.6	3
Cash basis – basic	353.0	315.9	12		178.3	174.7	2
Cash basis – basic excluding the sale of Hong Kong Insurance Business	353.0	304.6	16		178.3	174.7	2
Dividend payout ratio (%)
Statutory	75.2	73.3	190	bpts	86.1	63.8	large
Cash basis	73.0	71.0	200	bpts	84.1	61.5	large
Weighted avg no. of shares – statutory basic (M) (1)	1,281	1,275	—		1,286	1,276	1
Weighted avg no. of shares – cash basic (M) (1) 2)	1,289	1,283	—		1,293	1,284	1
Return on equity – cash (%)	22.1	21.3	80	bpts	22.0	22.3	(30)	bpts

(1)	For definitions refer to appendix 23 page 67.

(2)	Fully diluted EPS and weighted average number of shares (fully diluted) are disclosed on page 62.
Profit Announcement     3

Highlights continued

	As At
	30/06/07	31/12/06	30/06/06	Jun 07 vs	Jun 07 vs
Balance Sheet Summary	$M	$M	$M	Dec 06%	Jun 06%

Lending assets (1)	304,100	286,814	266,096	6	14
Total assets	425,139	397,261	369,103	7	15
Total liabilities	400,695	374,774	347,760	7	15

Shareholders’ Equity	24,444	22,487	21,343	9	15

Assets held and Funds Under Administration (FUA)
On Balance Sheet:
Banking assets	397,093	367,250	340,254	8	17
Insurance Funds Under Administration	19,814	21,040	20,792	(6)	(5)
Other insurance and internal funds management assets	8,232	8,971	8,057	(8)	2

	425,139	397,261	369,103	7	15
Off Balance Sheet:
Funds Under Administration	157,257	146,622	130,721	7	20

Total assets held and FUA	582,396	543,883	499,824	7	17

(1)	Lending assets comprise Loans, advances, and other receivables (gross of provisions for impairment and excluding securitisation) and Bank acceptances of customers.

	Full Year Ended				Half Year Ended
			Jun 07 vs				Jun 07 vs
Key Performance Indicators	30/06/07	30/06/06	Jun 06%		30/06/07	31/12/06	Dec 06%

Banking
Underlying net profit after tax ($M)	3,763	3,227	17		1,896	1,867	2
Net interest margin (%)	2.19	2.34	(15	)bpts	2.16	2.22	(6	)bpts
Average interest earning assets ($M) (1)	316,048	274,798	15		325,380	306,868	6
Average interest bearing liabilities ($M) (1)	294,792	255,100	16		303,171	286,548	6
Expense to income (%)	45.8	47.7	4		46.1	45.6	(1)

Funds Management
Underlying net profit after income tax ($M)	492	400	23		260	232	12
Operating income to average Funds under administration (%)	1.15	1.12	3	bpts	1.16	1.13	3	bpts
Funds Under Administration – spot ($M)	177,071	151,513	17		177,071	167,662	6
Expense to average FUA (%)	0.71	0.71	—		0.72	0.71	(1)

Insurance
Underlying net profit after income tax ($M)	253	215	18		142	111	28
Inforce premiums ($M) (2)	1,400	1,156	21		1,400	1,340	4
Expense to average inforce premiums (%)	36.3	38.6	6		34.7	36.2	4

Capital Adequacy
Tier One (%)	7.14	7.56	(42	)bpts	7.14	7.06	8	bpts
Total (%)	9.76	9.66	10	bpts	9.76	9.78	(2	)bpts
Adjusted Common Equity (%)	4.79	4.50	29	bpts	4.79	4.70	9	bpts

(1)	Average interest earning assets and average interest bearing liabilities have been adjusted to remove the impact of securitisation. Refer to Average Balances and Related Interest Page 30.

(2)	During the current year the basis of calculating General Insurance inforce premiums was amended, the main change being the exclusion of badged premiums. Prior periods have been restated on a consistent basis.

Credit Ratings	Long term	Short term		Affirmed

Fitch Ratings	AA	F1	+	Jun 07
Moody’s Investor Services	Aa1	P-1		Jun 07
Standards & Poor’s	AA	A-1	+	Jun 07

The Group continues to maintain a strong capital position which is reflected in its credit ratings. In February 2007 Standards & Poor’s upgraded the Group’s long term credit rating from AA- to AA. In May 2007, Moody’s Investor Services upgraded the Group’s long term credit rating from Aa3 to Aa1. Additional information regarding the Group’s capital is disclosed in appendix 13, pages 47 to 50.
4     Commonwealth Bank of Australia

Highlights continued

Cash EPS Performance (cents) [1]

206.6
264.8
304.6
+ 16%
353.0
Jun 04
Jun 05
Jun 06
Jun 07

Underlying Net Profit after Tax By Segment ($M) [1]

3,078
3,420
3,842
+ 17%
4,508
Jun 04
Jun 05
Jun 06
Jun 07
Banking
Funds management
Insurance

Banking Expense to Income

50.8%
49.4%
47.7%
45.8%
Jun 04
Jun 05
Jun 06
Jun 07

Lending Assets ($B)

206
236
266
+ 14%
304
Jun 04
Jun 05
Jun 06
Jun 07

Funds Under Administration ($B)

110
123
152
+ 17%
177
Jun 04
Jun 05
Jun 06
Jun 07

Annual Inforce Premiums – Australia & New Zealand ($M)

1,020
1,091
1,156
+ 21%
1,400
Jun 04
Jun 05
Jun 06
Jun 07

(1) 2004 is presented on a previous AGAAP basis; 2006 is presented excluding the profit from sale of the Hong Kong Insurance Business.
Profit Announcement     5

Banking Analysis
Financial Performance and Business Review
Performance Highlights
The full year underlying net profit after tax of $3,763 million for the Banking business increased by 17% on the prior year.
The strong performance during the year was supported by:
•	Significant business lending volume growth of 19% since June 2006 to $91 billion;

•	Solid volume growth in home loans, up 13% since June 2006 to $175 billion;

•	Domestic deposit volume growth of 17% since June 2006 to $175 billion including the doubling of NetBank Saver balances which now total over $8 billion;

•	Net interest margin decreased 15 basis points over the year, comprising 10 basis points of underlying margin contraction and five basis points due to the higher level of liquid assets held and AIFRS accounting volatility;

•	Targeted investment in areas which will drive future profitability balanced by cost control in other areas, resulting in operating expenses increasing 5% on the prior year; and

•	Continued stability in the credit quality across the portfolio.
The underlying net profit after tax for the second half of the year increased by 2% to $1,896 million. The current half was impacted by a $45 million increase in investment spend on strategic initiatives. As in previous years, the second half performance was dampened by three fewer days and seasonally higher bad debts.
Detailed disclosure of business highlights by key business segments and product categories is contained on pages 10-15.
Net Interest Income
Net interest income increased by 8% on the prior year to $7,036 million. The growth was a result of continued strong volume growth reflected by an increase in average interest earning assets of 15% offset by a 6% reduction in net interest margin.
During the second half of the year net interest income increased 2%. This represents 3% growth on an underlying basis, with the positive impact of AIFRS hedging reclassification more than offset by the dampening impacts of three fewer days and a 50 basis point increase in the pensioner savings deeming rate in April. The increase in net interest income was driven by 6% growth in average interest earning assets and net interest margin contraction of six basis points.
Average Interest Earning Assets
Average interest earning assets increased by $41 billion over the year to $316 billion, reflecting a $33 billion increase in average lending interest earning assets and $8 billion increase in average non-lending interest earning assets.
Average home loan balances increased by 10% since 30 June 2006 and by 3% since December 2006. Both these growth rates were impacted by the $7 billion securitisation undertaken in March as part of ongoing capital management initiatives. Excluding this impact, the increase in gross home loan balances was 11% over the full year and 5% over the half year.
Personal Lending average balances have increased by 13% since June 2006 and 7% since December 2006. This result continues to be largely driven by strong growth in margin lending.
Average balances for Business, Corporate and Institutional lending increased 24% since June 2006 and 9% since December 2006, driven by lending to large institutions.
Net Interest Margin
Underlying net interest margin declined by 10 basis points. Increased holdings of liquid assets and AIFRS hedging volatility added a further five basis points, bringing total net interest margin decline to 15 basis points. The key drivers of the margin reduction were:
Liquid Assets: Average non lending interest earning assets have increased by $8 billion, resulting in headline margin contraction of six basis points.
AIFRS Volatility: The yield related to certain non-trading derivatives is reclassified to other banking income under AIFRS, which distorts the calculation of net interest margin. In the current year this had the effect of increasing headline margin by one basis point, net of increased hybrid instrument distributions.
Asset Pricing & Mix: Mainly the impact of strong competition in the home lending segment in both Australia and New Zealand (five basis points); and personal lending portfolio repricing (three basis points). Business lending margin has remained stable overall with some improving margins on domestic lending offsetting growth in lower margin offshore portfolios.
Cash Rate & Deposit Pricing: The combined impact of cash rate increases during 2006 on deposits, repricing of certain products and increasing proportion of lower margin savings accounts was a net benefit of three basis points. This was more than offset by an increase in the deeming rate on pensioner savings (one basis point); and yield curve impact from tightening of bill rate to cash rate spread and replicating portfolio (five basis points).
NIM movement since June 2006
During the second half net interest margin decreased by six basis points on both a headline and an underlying basis due to the offsetting impact of liquid asset growth and AIFRS volatility.
Underlying margin contraction was due to:
•	Asset Pricing & Mix impact of three basis points due to competitive pricing of home loans and growth in the lower yielding margin lending portfolio; and

•	Cash Rate & Deposit Pricing related contraction of three basis points due to similar influences as described above.
Additional information, including the Average Balance Sheet, is set out on pages 30 to 33.
6     Commonwealth Bank of Australia

Banking Analysis continued

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Key Performance Indicators	$M	$M	Jun 06%	$M	$M	Dec 06%

Net interest income	7,036	6,514	8	3,551	3,485	2
Other banking income	3,432	3,036	13	1,754	1,678	5

Total Banking income	10,468	9,550	10	5,305	5,163	3

Operating expenses	4,797	4,558	(5)	2,443	2,354	(4)
Loan impairment expense	434	398	(9)	239	195	(23)
Net profit before income tax	5,237	4,594	14	2,623	2,614	—

Income tax expense	1,447	1,339	(8)	713	734	3
Minority interests	27	28	4	14	13	(8)

Net profit after income tax (“cash basis”)	3,763	3,227	17	1,896	1,867	2

Net profit after income tax (“underlying basis”)	3,763	3,227	17	1,896	1,867	2

	Full Year Ended				Half Year Ended
	30/06/07	30/06/06	Jun 07 vs		30/06/07	31/12/06	Jun 07 vs
Productivity and Other Measures	$M	$M	Jun 06%		$M	$M	Dec 06%

Net interest margin (%)	2. 19	2.34	(15	)bpts	2.16	2.22	(6	)bpts
Expense to income (%)	45. 8	47.7	4		46.1	45.6	(1)
Effective corporate tax rate (%)	27. 6	29.1	150	bpts	27.2	28.1	90	bpts

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Total Banking Net Profit after Tax (“Underlying Basis”)	$M	$M	Jun 06%	$M	$M	Dec 06%

Australian Retail products	1,840	1,678	10	928	912	2
Business, Corporate and Institutional products (1)	1,529	1,236	24	767	762	1
Hedging and AIFRS volatility (2)	2	(41)	large	1	1	—
Asia Pacific	390	356	10	201	189	6
Hedging and AIFRS volatility(2)	59	17	large	85	(26)	large
Other (2)	(57)	(19)	large	(86)	29	large

Total Banking Net profit after tax (“underlying basis”)	3,763	3,227	17	1,896	1,867	2

(1)	During the current year certain Balance Sheet risk management operations have been merged within the Financial Markets product of the Business, Corporate and Institutional segment; and the methodology for overhead cost allocation between Banking segments has been refined. Prior periods have been restated on a consistent basis.

(2)	During the current half the impact of Hedging and AIFRS volatility has been separately disclosed within the Business, Corporate and Institutional and Asia Pacific segments. Prior periods have been restated on a consistent basis.
Other Banking Income

	Full Year		Half Year
	30/06/07	30/06/06	30/06/07	31/12/06
	$M	$M	$M	$M

Commissions	1,729	1,635	870	859
Lending fees	896	800	479	417
Trading income	555	505	249	306
Other income	271	175	112	159

	3,451	3,115	1,710	1,741
Non-trading derivatives	(19)	(79)	44	(63)

Other banking income	3,432	3,036	1,754	1,678

     Excluding the impact of AIFRS non-trading derivative volatility, Other banking income increased 11% over the year.
Other Banking Income
Factors impacting Other banking income were:
•	Commissions: increased by 6% on the prior year to $1,729 million. The increase was driven by a 22% increase in CommSec brokerage volumes and increased volume of initial public offering activities;

•	Lending fees: increased by 12% on the prior year to $896 million. The result was driven by an increase in lending volumes, particularly line fees related to the business and corporate lending portfolios;

•	Trading income: increased 10% on the prior year to $555 million reflecting favourable market conditions; and

•	Other income: increased $96 million on the prior year. The current year includes a $79 million gain on the sale of the Group’s share in Greater Energy Alliance Corporation Pty Limited (“Loy Yang”) and $58 million in relation to the sale of Mastercard shares. The prior year includes $32 million relating to the Mastercard initial public offering. The level of asset sales is not inconsistent with historic experience.

Other income in the second half decreased by $47 million to $112 million. After adjusting for the timing of Loy Yang, Mastercard and other property asset sales, other income was flat.
The current half result decreased by 2% compared to the prior half after excluding the impact of non-trading derivatives. This was the result of a reduction in trading income in the current half and the timing of asset sales impacting other income.
Profit Announcement     7

Banking Analysis continued
Operating expenses
Underlying operating expenses within the Banking business increased by 5% on the prior year to $4,797 million. Operating expenses were impacted by:
•	Average salary increases of 4% reflecting the competitive domestic labour market and the effect of inflation on general expenses;

•	Ongoing investment in front line staff across each of our key businesses, with staff numbers rising 3% over the year;

•	Continued investment in various projects supporting the strategic priorities of the Group most notably the Business Banking and Global Markets growth initiatives, which were accelerated in the current half contributing to a $35 million half-on-half increase in investment spend; and

•	Continued productivity improvements achieved through process simplification initiatives, including $100 million of cost savings in IT expenditure during the year.
During the second half of the year operating expenses increased 4% to $2,443 million, driven by similar factors (particularly the accelerated investment).
Banking Expense to Income Ratio
The underlying Banking expense to income ratio improved from 47.7% for the full year ended 30 June 2006 to 45.8% in the current year representing a productivity improvement of 4%. The improvement reflects strong income growth, targeted growth in investment spend and discipline in underlying cost control.
Productivity
Loan Impairment Expense
The total charge for loan impairment expense for the year was $434 million, which is 19 basis points of average risk weighted assets. During the second half the loan impairment expense increased by 23% to $239 million. This was driven by general growth in risk weighted assets, risk ratings downgrades in the corporate middle market segment and seasonal influences. Loan impairment expense on consumer loans remained steady in the second half as a proportion of risk weighted assets.
Gross impaired assets were $421 million as at 30 June 2007, compared with $326 million at June 2006.
The Group remains well provisioned, with total provisions for impairment as a percentage of gross impaired assets of 298%.
Taxation Expense
The corporate tax charge for the year was $1,447 million, an effective tax rate of 27.6%.
The effective tax rate for the half year ended 30 June 2007 was 27.2% compared to 28.1% in the prior half.
The lower effective tax rate was principally due to the utilisation of domestic capital losses in the current half and was also assisted by lower offshore tax rates.
Provisions for Impairment Losses
Total provisions for impairment losses at 30 June 2007 were $1,256 million. This includes a collective provision of $1,034 million, which expressed as a percentage of gross loans and acceptances is 0.32%. The current level reflects:
•	Stable arrears rates within the Group’s consumer lending portfolios;

•	The high proportion of low risk home loans within the credit portfolio; and

•	Risk ratings downgrades and specific provisions within the business lending portfolio.
Risk Weighted Assets on Balance Sheet ($M)
Gross Impaired Assets ($M)
8     Commonwealth Bank of Australia

Banking Analysis continued

	As At
	30/06/07	31/12/06	30/06/06	Jun 07 vs	Jun 07 vs
Total Banking Assets & Liabilities	$M	$M	$M	Dec 06%	Jun 06%

Interest earning assets
Home loans including securitisation	190,337	176,721	167,121	8	14
Less: securitisation	(15,633)	(10,754)	(12,607)	45	24

Home loans excluding securitisation	174,704	165,967	154,514	5	13
Personal	20,074	18,237	17,228	10	17
Business and corporate	90,601	84,215	76,044	8	19

Loans, advances and other receivables (1)	285,379	268,419	247,786	6	15
Non lending interest earning assets	49,553	45,792	40,283	8	23

Total interest earning assets	334,932	314,211	288,069	7	16
Other assets (2)	62,161	53,039	52,185	17	19

Total assets	397,093	367,250	340,254	8	17

Interest bearing liabilities
Transaction deposits	41,915	36,070	35,771	16	17
Savings deposits	49,975	47,380	42,729	5	17
Investment deposits	76,856	72,188	67,364	6	14
Other demand deposits	26,157	24,892	20,325	5	29

Total interest bearing deposits	194,903	180,530	166,189	8	17
Deposits not bearing interest	8,479	8,289	7,038	2	20

Deposits and other public borrowings	203,382	188,819	173,227	8	17
Debt issues	69,753	71,431	65,086	(2)	7
Other interest bearing liabilities	43,719	40,320	34,890	8	25

Total interest bearing liabilities	308,375	292,281	266,165	6	16
Securitisation debt issues	15,737	11,130	13,505	41	17
Non interest bearing liabilities (3)	53,355	46,788	44,515	14	20

Total liabilities	377,467	350,199	324,185	8	16

Provisions for Impairment
Collective provision	1,034	1,040	1,046	(1)	(1)
Individually assessed provisions	199	171	171	16	16

Total provisions for loan impairment	1,233	1,211	1,217	2	1
Other credit provisions (4)	23	19	24	21	(4)

Total provisions for impairment losses	1,256	1,230	1,241	2	1

	Full Year Ended				Half Year Ended
Asset Quality	30/06/07	30/06/06	Jun 07 vs Jun 06%		30/06/07	31/12/06	Jun 07 vs Dec 06%

Gross loans and acceptances ($M)	321,653	280,282	15		321,653	299,085	8
Risk weighted assets ($M)	245,347	216,438	13		245,347	234,569	5
Gross impaired assets ($M)	421	326	(29)		421	338	(25)
Net impaired assets ($M)	222	155	(43)		222	167	(33)
Collective provisions as a % of risk weighted assets	0.42	0.48	(6	)bpts	0.42	0.44	(2	)bpts
Collective provisions as a % of gross loans and acceptances	0.32	0.37	(5	)bpts	0.32	0.35	(3	)bpts
Individually assessed provisions for impairment as a % of gross impaired assets (5)	23.8	24.5	(70	)bpts	23.8	23.4	40	bpts
Loan impairment expense as a % of average risk weighted assets annualised (6)	0.19	0.20	1	bpt	0.20	0.17	(3	)bpts
Loan impairment expense as a % of gross loans and acceptances annualised	0.13	0.14	1	bpt	0.15	0.13	(2	)bpts

(1)	Gross of provisions for impairment which are included in Other assets.

(2)	Other assets include Bank acceptances of customers, derivative assets, provisions for impairment and securitisation assets.

(3)	Non interest bearing liabilities include derivative liabilities.

(4)	Included in Other provisions.

(5)	Bulk portfolio provisions of $99 million at 30 June 2007 ($92 million at 31 December 2006 and $91 million at 30 June 2006) to cover unsecured personal loans and credit card lending have been deducted from individually assessed provisions to calculate this ratio. These provisions are deducted due to the exclusion of the related assets from gross impaired assets. The related asset amounts are instead included in the 90 days or more past due disclosure.

(6)	Average of opening and closing balances.
Profit Announcement     9

Banking Analysis continued
Australian Retail
The Australian Retail product segment performed strongly over the year, with underlying net profit after income tax increasing by 10% to $1,840 million. This result reflects the strategic targeting of profitable growth in a competitive market, disciplined cost management and continued sound credit quality.
Business Review
Over the year, a number of initiatives have been implemented to help ensure the Group achieves its vision to be Australia’s finest financial services organisation through excelling in customer service. Highlights included:
•	The continued revitalisation of the branch network, including the refurbishment of existing sites, the opening of six new branches and the introduction of extended Saturday trading at 65 of the busiest branches;

•	Further changes to the branch network operating model which give local management greater authority. Key customer processes have been further streamlined. This has been supported by new remuneration and bonus arrangements for branch managers depending on the size, contribution and performance of branches;

•	The creation of more than 600 new front line customer service positions since October 2005;

•	The continued utilisation of CommSee, the Group’s market-leading customer information and management system, as a central element of sales and service processes;

•	The implementation of more effective sales and service training programs, including entry training for new customer service staff, and sales and service leadership training for all front line team leaders; and

•	Improvements to the product range as illustrated by the awarding of five star ratings* to many of the Group’s deposit accounts and credit card products (* Source: Cannex).
As a result of these and other actions, the Group has seen:
•	Significant improvements in Customer Satisfaction ratings;

•	A reduction in customer complaints of over 40% since June 2006;

•	Improvements in a range of staff engagement measures; and

•	Strong volume growth leading to stabilised and growing market shares across key product lines.
Home Loans
Home loan revenue increased by 4% over the year to $1,466 million. Balances grew by 11% over the year, including strong second half growth of 7% driven by improved network sales performance. Margin compression over the year occurred predominantly in the first half, reflecting strong growth in lower margin package and fixed rate loans and the tightening of the yield curve ahead of the August 2006 and November 2006 cash rate rises.
Second half revenue was in line with the first half, with strong volume growth offsetting the negative impact of three fewer calendar days. Despite strong competition, market share was held constant in the second half of the year, underpinned by strong network sales and the continued success of third party banking.
Consumer Finance (Personal Loans and Credit Cards)
Total income in the Consumer Finance portfolio grew by 3% over the year. The current year includes $58 million in relation to the sale of MasterCard shares in January 2007. The prior year included $32 million relating to the MasterCard initial public offering.
The Group’s focus remains on profitable growth, achieved through effective product pricing and other initiatives.
The Group’s low-rate credit card (“Yellow”) continues to attract strong customer support, with over 240,000 accounts opened since launch in March 2006.
Retail Deposits
Deposit revenue increased by 7% on the prior year, driven by a combination of strong volume growth and improved margins. Second half revenue was only marginally down on the prior half, despite the negative impact of three fewer calendar days, the increased pensioner savings deeming rate in April and seasonal balance outflows from transaction-based accounts.
Deposit balances grew by 9% over the year, with all major product categories recording good inflows, including Transaction Accounts, Term Deposits, Cash Management Accounts and NetBank Saver. Whilst some deposit market share was ceded in the first half of the year due to aggressive pricing by competitors, the position has stabilised in the second half.
Operating Expenses
Expense growth was contained to 2% over the full year and 1% in the second half. Productivity improvements and technology savings have largely offset the cost of additional front line customer service staff and other sales and service related investments. Productivity gains contributed to further improvements in the expense to income ratio, which fell from 46.6% in the prior year to 45.2%.
Loan Impairment Expense
Loan impairment expense for the full year was $349 million. In the current half the expense was $185 million, an increase of $21 million on the prior half driven by normal seasonal factors. Loan impairment expense to risk weighted assets reduced over the year reflecting a continued focus on credit quality. Home loan impairment expenses remain broadly in line with prior years. Personal loan quality continues to improve as new business progressively replaces lower quality loans written in 2004/05. While the market has seen some deterioration, the Group’s credit card arrears rates continue to trend in line with expectations and at a lower level than last year.

Market Share Percentage(1)	30/06/07	31/12/06	30/06/06

Home loans (2)	18.5	18.4	18.7
Credit cards (2) (3)	18.8	19.3	20.3
Personal lending (APRA and other households) (4)	16.4	16.4	16.1
Household deposits	29.0	28.8	29.3
Retail deposits	21.6	21.9	22.2

(1)	For market share definitions refer to appendix 24, page 68.

(2)	31 December 2006 comparatives revised.

(3)	As at 31 May 2007.

(4)	Personal lending market share includes personal loans and margin loans.
10     Commonwealth Bank of Australia

Banking Analysis Continued
Australian Retail (1)

	Full Year to June 2007
	Net	Other	Total		Loan	Underlying
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M	Income $M	Income $M	$M(2)	$M	Tax $M

Home loans	1,294	172	1,466
Consumer finance	708	424	1,132
Retail deposits	2,107	676	2,783

Australian Retail products	4,109	1,272	5,381	2,430	349	1,840

	Full Year to June 2006
	Net	Other	Total		Loan	Underlying
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M	Income $M	Income $M	$M(2)	$M	Tax $M

Home loans	1,260	151	1,411
Consumer finance	732	368	1,100
Retail deposits	1,938	674	2,612

Australian Retail products	3,930	1,193	5,123	2,388	354	1,678

	Half Year to June 2007
	Net	Other	Total		Loan	Underlying
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M	Income $M	Income $M	$M(2)	$M	Tax $M

Home loans	650	85	735
Consumer finance	357	233	590
Retail deposits	1,046	339	1,385

Australian Retail products	2,053	657	2,710	1,224	185	928

(1)	During the current period the methodology for allocation of total Australian Retail income between products and segments has been refined. Prior periods have been restated on a consistent basis.

(2)	During the current period the methodology for overhead cost allocation has been refined. Prior periods have been restated on a consistent basis.

	As At
	30/06/07	31/12/06	30/06/06	Jun 07 vs	Jun 07 vs
Major Balance Sheet Items (gross of impairment)	$M	$M	$M	Dec 06%	Jun 06%

Home loans (incl securitisation)	161,406	150,834	144,834	7	11
Consumer finance (1)	10,809	10,602	10,640	2	2

Total Assets — Australian Retail products	172,215	161,436	155,474	7	11

Home loans (net of securitisation)	145,773	140,080	132,227	4	10

Transaction deposits	18,980	18,323	16,993	4	12
Savings deposits	39,349	37,898	36,176	4	9
Other demand deposits	38,754	37,710	35,893	3	8
Deposits not bearing interest	2,599	2,930	2,362	(11)	10

Total Liabilities — Australian Retail products	99,682	96,861	91,424	3	9

(1)	Consumer Finance includes personal loans and credit cards.

CBA Home Loan Approvals by State	CBA Home Loan Balances by State

Profit Announcement     11

Banking Analysis Continued
Business, Corporate and Institutional
The Business, Corporate and Institutional product segment delivered underlying net profit after tax of $1,529 million, an increase of 24% on the prior year. Included in the current year is a $55 million after tax profit on the sale of the Group’s share in Greater Energy Alliance Corporation Pty Limited (“Loy Yang”). Excluding this amount, profit increased 19% on the prior year.
Business Review
Business Banking is one of the Group’s strategic priorities with the aspiration to be widely regarded as the Business Banking partner of choice. Good progress was made over the past year against this objective, with performance highlights including:
•	Opening of eight new Business Banking Centres and recruitment of 72 new sales people in the first year of a three year expansion program, targeting 25 new sites and 270 new sales people in total by the end of the third year;
•	Re-introduction of Business Bankers into branches, with 135 recruited and 85 operating within the branch network after completing a rigorous induction and training program;
•	Launch of 24 hour, 7 days per week, 365 days per year remote customer service centre for local business customers supported by a new team of 78 Local Business Banking Associates. Local Business Banking Online was also launched, providing new ways for our customers to interact with us and each other;
•	Launch of Agriline, a dedicated customer service centre for our rural customers, supported by a new team of 23 Agriline Associates. In addition, 30 additional Agribusiness sales people were recruited as part of an expansion in rural banking; and
•	Launch of CommBiz, a new transaction banking platform for businesses of all sizes from institutional and corporate clients to small business customers. Over 10,000 customers have already migrated from legacy platforms since its launch in December 2006.
Institutional Banking continued to have strong momentum, achieving above market growth rates. This has been achieved through a focus on integrated debt and equity capital management, financial and commodity risk management and transaction banking, combined with key competencies in growth industries.
Global Markets and Treasury has undertaken an investment in people and technology to provide a platform for future growth opportunities. The Global Markets and Treasury team ended the year at number one on the Australian debt capital markets ranking and has substantially increased the Australian equity capital markets ranking following a number of key equity deals completed during the year.
CommSec maintained its position as Australia’s number one broker platform by volume and benefited from strong market conditions, with a new monthly volume record set in June 2007 of 1.1 million trades. Other highlights included CommSec winning the Lead Manager role for the Platinum Asset Management initial public offering and the launch of CommSec Self Managed Super Fund.
Corporate Banking
Corporate Banking includes commercial and corporate transaction services and merchant acquiring.
This line of business achieved income growth of 10% on the prior year following balance growth in the newly introduced Business Online Saver product and strong growth across higher margin commercial and corporate Current Accounts. Cash rate increases in the first half also contributed to the income growth.
Financial Markets
Financial Markets includes financial markets and wholesale operations, treasury, equities broking (including CommSec) and structured products, capital markets services (including IPOs and placements) and margin lending.
Financial markets income has increased 14% on the prior year following continued favourable trading conditions and increased customer flows. Growth in investment markets has resulted in record CommSec trading volumes and margin lending balances have increased 40% on the prior year.
Lending and Finance
Lending and Finance includes asset finance, structured finance and general business lending.
Lending and Finance income increased by 21% on the prior year. This includes the impact of the pre-tax gain on sale of the Bank’s share in Greater Energy Alliance Corporation Pty Limited (“Loy Yang”) during the year of $79 million.
Lending and Finance assets have increased $11 billion or 11% on the prior year. The increase has been driven by continued growth in the Australian and New Zealand syndicated loan market and in structured finance transactions.
Operating Expenses
Operating expenses of $1,741 million represented 10% growth compared to the prior year. This was driven by general salary increases and higher employee numbers. In addition, the Group significantly increased investment to support the strategic expansion of the Business Banking and Financial Markets activities. Productivity gains contributed to further improvements in the expense to income ratio, which fell from 47.1% in the prior year to 45.0%.
Loan Impairment Expense
Loan impairment expense for the full year was $7 million higher than the prior year at $75 million. This was due to an increase in our assessment of portfolio risk and specific provisions related to the corporate middle market segment in the current half, which drove a $35 million increase in loan impairment expense on the prior half.
Market Share
Business lending market share to non-financial corporations, as measured by APRA, has increased by 30 basis points since 30 June 2006 to 12.4%.
Asset finance market share has decreased by 130 basis points to 13.2% since 30 June 2006. The decline reflects the maturity of this business segment, which has been characterised by aggressive price competition coupled with competitor expansion. Business deposit market share of non-financial corporations, as measured by APRA, has increased by 110 basis points since 30 June 2006 to 13.0%.

Market Share Percentage (1)	30/06/07	31/12/06	30/06/06

Business lending — APRA	12.4	12.5	12.1
Business lending — RBA (2)	12.9	13.0	13.2
Asset finance	13.2	13.9	14.5
Business deposits — APRA	13.0	12.0	11.9
Equities trading (CommSec) (2)	4.4	4.4	4.3

(1)	For market share definitions refer to appendix 24, page 68.

(2)	Prior period comparatives have been revised.
12      Commonwealth Bank of Australia

Banking Analysis Continued
Business, Corporate and Institutional (1)

	Full Year to June 2007
	Net	Other	Total		Loan	Underlying
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M	Income $M	Income $M	$M(2)	$M	Tax $M

Corporate Banking	555	366	921
Financial Markets	500	803	1,303
Lending and Finance	1,005	636	1,641

Business, Corporate and Institutional products	2,060	1,805	3,865	1,741	75	1,529

Hedging and AIFRS volatility (excluded from above)	135	(132)	3			2

	Full Year to June 2006
	Net	Other	Total		Loan	Underlying
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M	Income $M	Income $M	$M(2)	$M	Tax $M

Corporate Banking	496	344	840
Financial Markets	440	708	1,148
Lending and Finance	870	491	1,361

Business, Corporate and Institutional products	1,806	1,543	3,349	1,577	68	1,236

Hedging and AIFRS volatility (excluded from above)	46	(104)	(58)			(41)

	Half Year to June 2007
	Net	Other	Total		Loan	Underlying
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M	Income $M	Income $M	$M(2)	$M	Tax $M

Corporate Banking	281	179	460
Financial Markets	291	393	684
Lending and Finance	510	313	823

Business, Corporate and Institutional products	1,082	885	1,967	908	55	767

Hedging and AIFRS volatility (excluded from above)	106	(105)	1			1

(1)	The components of the three Business, Corporate and Institutional product segments have been rearranged during the current year, in order to align with the wider divisional restructure which was undertaken during the year as part of a re-focus on customer service. Prior periods have been restated on a consistent basis.

(2)	During the current period the methodology for overhead cost allocation has been refined. Prior periods have been restated on a consistent basis.

	As At
	30/06/07	31/12/06	30/06/06	Jun 07 vs	Jun 07 vs
Major Balance Sheet Items (gross of impairment)	$M	$M	$M	Dec 06%	Jun 06%

Interest earning lending assets	80,464	74,029	66,343	9	21
Bank acceptances of customers	18,721	18,395	18,310	2	2
Non lending interest earning assets	41,530	41,723	35,471	—	17
Margin loans	8,070	6,542	5,758	23	40
Other assets (1)	25,842	19,486	19,947	33	30

Total Assets (2)	174,627	160,175	145,829	9	20

Transaction deposits	21,578	16,648	16,426	30	31
Other demand deposits	29,347	26,162	23,641	12	24
Deposits not bearing interest	4,084	3,686	3,520	11	16
Certificates of deposits and other	25,573	24,923	20,178	3	27
Due to other financial institutions	14,199	12,390	11,333	15	25
Liabilities at fair value through Income Statement	4,228	3,783	2,085	12	large
Debt issues	84,556	82,381	77,848	3	9
Loan Capital	9,818	9,724	9,744	1	1
Other non interest bearing liabilities (1)	43,317	36,805	36,703	18	18

Total Liabilities (2)	236,700	216,502	201,478	9	17

Balance Sheet by Product Segment(3)

Assets
Corporate Banking	2,762	2,669	1,061	3	large
Financial Markets	49,137	40,800	36,228	20	36
Lending and Finance	115,446	112,713	104,086	2	11
Other (2)	7,282	3,993	4,454	82	63

Total Assets	174,627	160,175	145,829	9	20

Liabilities
Corporate Banking	46,359	39,953	37,375	16	24
Financial Markets	58,580	51,376	40,838	14	43
Lending and Finance	29,542	27,655	27,303	7	8
Other (2)	102,219	97,518	95,962	5	7

Total Liabilities	236,700	216,502	201,478	9	17

(1)	Other assets include intangible assets and derivative assets, and Other non interest bearing liabilities include derivative liabilities.

(2)	Includes Group Funding, Balance Sheet Management and other capital not directly attributed to the product based segments above.

(3)	During the current year, reclassifications of balance sheet amounts between product segments were made to align with the wider divisional restructure. Prior periods have been restated on a consistent basis.
Profit Announcement     13

Banking Analysis Continued
Asia Pacific
Asia Pacific Banking incorporates the Group’s retail, business, commercial, rural and treasury banking operations in New Zealand, Fiji, Indonesia and China.
Underlying net profit after tax for Asia Pacific businesses increased 10% to $390 million(1) compared to the prior year. ASB Bank in New Zealand represents the majority of the business.
During the year, the accounting impacts arising from the application of “AASB 139 Financial Instruments: Recognition and Measurement” resulted in a gain of $85 million (before tax) within Total banking income. This impact, referred to as “Hedging and AIFRS volatility” was driven by:
•	Mark to market accounting gains on economic hedges which do not qualify for AIFRS hedge accounting and hedge ineffectiveness of $117 million; offset by
•	Accounting losses on the economic hedge of New Zealand operations due to the difference between hedged currency rate and actual rate of $32 million.
These accounting gains and losses are not reflective of the underlying economic reality, as all exposures are fully hedged within risk limits.
ASB Bank
The New Zealand banking industry continued to be very competitive during 2007, characterised by aggressive pricing particularly on home loans. Against this challenging background ASB Bank achieved statutory net profit after tax growth in New Zealand Dollar terms of 8% (excluding the impact of AIFRS hedge accounting).
This result was driven by:
•	Strong asset growth represented by total lending balances increasing by NZD 6,170 million or 16% over the prior year including a 14% increase in home lending volumes;
•	Solid growth in retail deposits of 16% to NZD 24.5 billion, mainly due to a 23% increase in FastSaver, BusinessSaver and Term Investment balances;
•	Margin contraction for the year of ten basis points, most of which occurred during the first half, with margins declining only three basis points in the second half. The majority of this was driven by tightening home loan margins and changes in product mix such as the re-weighting of the deposits portfolio towards higher interest rate savings products; and
•	Continued low impairment losses.
Other performance highlights included:
•	Continued achievement of a market leading position in customer satisfaction rates among the major banks;
•	Broadening access for customers to banking services with internet and telephone banking supplemented by banking updates to mobiles phones and 20 branches now operating seven days a week;
•	Winner of the TUANZ Business Internet eCommerce Financial Services award in recognition of the ASB Fastnet Classic online banking service;
•	ASB Group was appointed one of the default providers for the Kiwisaver Retirement scheme which was launched by the NZ government to encourage employees to save consistently during their working lives; and
•	For the fifth consecutive year, ASB Bank was recognised as New Zealand’s “Bank of the Year” by the UK based Banker Magazine.
Underlying net profit after tax increased 6% in the second half to $193 million(1). This result reflects continued strong lending growth, stabilisation of margins and the strengthening of the New Zealand Dollar.
Other Asia Pacific Business
The highlights in this region during the year were:
•	Acquisition of an 83% stake in Arta Niaga Kencana (Bank ANK) in Surabaya region of Indonesia adding 20 branches;
•	Continued branch expansion in PT Bank Commonwealth in Indonesia with four new branches added during the year;
•	Increasing the Group’s investment in Hangzhou City Commercial Bank to maintain 19.9% equity stake following an investment by the Asian Development Bank; and
•	The launch of a new customer website “Moving to Australia?” in five different languages to make opening a bank account even easier for overseas customers moving to or doing business in Australia.
Loan Impairment Expense
Total loan impairment expense for the Asia Pacific region was $18 million, which is in line with the prior year. The current half expense increased by $8 million, due to some deterioration in both retail and corporate portfolios in New Zealand.
Market Share
Home loan market share in New Zealand remained stable throughout the year at 23.1% as at 30 June 2007.
Retail deposit market share in New Zealand increased 90 basis points during the year to 21.2% as at 30 June 2007.

Market Share Percentage (2)	30/06/07	31/12/06	30/06/06

NZ lending for housing	23.1	23.1	23.1
NZ retail deposits	21.2	20.7	20.3

(1)	Represents Group Management view for the product segment rather than statutory view, excluding the impact of Hedging and AIFRS volatility.

(2)	For market share definitions refer to appendix 24, page 68.
14      Commonwealth Bank of Australia

Banking Analysis Continued

	Full Year to June 2007
	Net	Other	Total		Loan	Underlying
	Interest	Banking	Banking	Expenses	Impairment	Profit after
Asia Pacific (1)	Income $M	Income $M	Income $M	$M(2)	$M	Tax $M

ASB Bank	732	285	1,017
Other	32	33	65

Asia Pacific	764	318	1,082	515	18	390

Hedging and AIFRS volatility (excluded from above)	(28)	113	85			59

	Full Year to June 2006
	Net	Other	Total		Loan	Underlying
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M	Income $M	Income $M	$M(2)	$M	Tax $M

ASB Bank	680	291	971
Other	42	29	71

Asia Pacific	722	320	1,042	509	20	356

Hedging and AIFRS volatility (excluded from above)	—	25	25			17

	Half Year to June 2007
	Net	Other	Total		Loan	Underlying
	Interest	Banking	Banking	Expenses	Impairment	Profit after
	Income $M	Income $M	Income $M	$M(2)	$M	Tax $M

ASB Bank	386	137	523
Other	16	12	28

Asia Pacific	402	149	551	255	13	201

Hedging and AIFRS volatility (excluded from above)	(28)	149	121			85

(1)	During the current period the impact of AIFRS derivative hedging has been excluded from the Asia Pacific total and is disclosed separately above. Prior periods have been restated on a consistent basis.

	As At
Major Balance Items (gross of impairment) (1)	30/06/07	31/12/06	30/06/06	Jun 07 vs	Jun 07 vs
	$M	$M	$M	Dec 06%	Jun 06%

Home lending	28,931	25,887	22,287	12	30
Other lending assets	11,332	11,279	10,531	—	8
Non lending interest earning assets	8,023	6,938	4,812	16	67
Other assets	1,965	1,535	1,321	28	49

Total Assets — Asia Pacific	50,251	45,639	38,951	10	29

Debt issues	935	180	744	large	26
Deposits (1)	23,094	21,038	18,040	10	28
Liabilities at fair value through the Income Statement	15,203	14,204	11,727	7	30
Other liabilities	1,853	1,414	772	31	large

Total Liabilities — Asia Pacific	41,085	36,836	31,283	12	31

Balance Sheet by Segment

Assets
ASB Bank	47,995	43,379	36,724	11	31
Other	2,256	2,260	2,227	—	1

Total Assets — Asia Pacific	50,251	45,639	38,951	10	29

Liabilities
ASB Bank	38,926	34,885	29,306	12	33
Other	2,159	1,951	1,977	11	9

Total Liabilities — Asia Pacific	41,085	36,836	31,283	12	31

(1)	Asia Pacific Deposits exclude deposits held in other overseas countries (30 June 2007: $5 billion, 31 December 2006: $6 billion and 30 June 2006: $5 billion).
Profit Announcement     15

Funds Management Analysis
Financial Performance and Business Review
Performance Highlights
Underlying net profit after tax increased 23% over the year to $492 million for the Funds Management business reflecting continued strong revenue growth across the business.
The underlying net profit after tax result for the second half of the year increased 12% on the prior half to $260 million driven by continued growth in the funds management business and strong investment performance.
Funds Under Administration increased 17% to $177 billion as at 30 June 2007.
Business Review
Industry conditions have been positive with strong investment markets and retail flows underpinning growth over the year.
Net fund flows for the year ended 30 June 2007 of $1.8 billion were impacted by the disengagement of a major client from the Avanteos platform. Excluding Avanteos, net funds flow for the year was over $7 billion, most of which occurred in the second half.
The drivers of this strong underlying net funds flow for the year were:
•	Investors taking advantage of superannuation legislation changes which contributed to $9.2 billion FirstChoice net flows for the year ended 30 June 2007. With over $39 billion in funds under administration, FirstChoice has experienced growth of 51% in the last 12 months; and

•	Solid institutional flows generated by the CFS Global Asset Management business.
During the year, a goodwill impairment of $40 million was recognised in relation to Avanteos.
Other key developments within the business include:
•	CFS Global Asset Management ongoing expansion into alternative asset classes and developing infrastructure capabilities both domestically and in Europe;

•	CFS Global Asset Management is the joint lead partner in a consortium which acquired AWG plc, an infrastructure company which provides water services in the UK. As at 30 June 2007 13% of the Group’s interest in AWG plc had been sold down to infrastructure funds;

•	CFS Global Asset Management, through its joint venture First State Media Group, acquired a major music copyright catalogue in May 2007. The purchase will be the foundation asset for a media focused investment fund to be launched later in the calendar year;

•	CFS Global Asset Management launched the First State Cinda Leaders Growth Equity Fund with joint venture partners China Cinda Asset Management;

•	New products launched by CFS during the year include a fully integrated margin lending solution, and 12 new investment options on the FirstChoice platform;

•	Commonwealth Financial Planner numbers increased during the year by 68 to 702. The first adviser training program was completed in early 2007 with 42 graduates and the second program commenced in February 2007 with 27 entrants. During the year referrals increased by 15%; and

•	CFS Global Asset Management incubated or launched in excess of 18 new products globally during the year, including long/short funds, new fixed interest products, Asian and Global Property Securities products for international distribution, and a range of institutional multi-asset products.
Investment Performance
Investment performance has been solid with 74% of funds outperforming benchmark on a three year basis, and 66% of funds outperforming on a one year basis.
Operating Income
Operating income increased by 21% to $1,883 million for the year underpinned by an 18% increase in average funds under administration and strong investment performance driving an increase in performance fees.
During the second half of the year, Operating income increased by 10% to $985 million. This result was due to an 8% increase in average funds under administration on the prior half and an increase in margins.
Margins increased three basis points over the year due to growth in higher margin asset classes, performance fees and improved distribution margins partially offset by the general trend toward the lower margin platform offering.
Operating Expenses
Volume expenses, which predominately comprise external distribution and trail commissions, increased by 27% over the year which is in line with growth in Funds Under Administration and underlying growth and mix of retail and wholesale inflows.
Operating expenses increased by 16% on the prior year to $890 million. The key drivers of expense growth include:
•	Investment in the international expansion of the CFS Global Asset Management business;

•	Establishment of competitive remuneration schemes in the asset management business to attract and retain high quality talent;

•	Increased spend on strategic projects including the Wealth Management cross-sell initiative and new product development (eg. margin lending facility); and

•	Investment on system simplification initiatives.
Despite significant investment in the expansion of CFS Global Asset Management, the expense to net operating income ratio decreased from 57.6% to 55.7% over the year.
Taxation
The corporate tax expense for the year was $232 million, representing an effective tax rate of 32.1% compared with 28.4% for the prior year. The increase in the effective tax rate is due to one-off permanent tax differences. As previously disclosed, the prior year included a tax benefit from the recognition of international losses not previously brought to account.
Market Share (1)
In the latest Plan for Life market share statistics, the Group is ranked 1st in total Australian retail market share at 14.2%. The Australian retail market share has been impacted by the disengagement of a major client from the Avanteos platform. FirstChoice increased its share of the Platform market to 8.5%.

	30/06/07	31/12/06	30/06/06

Australian retail (2) (3)	14.2	15.4	15.4
New Zealand retail (2)	15.8	16.1	16.0
Firstchoice platform (2) (3)	8.5	8.2	7.7

(1)	For market share definitions refer to appendix 24, page 68.

(2)	Prior period comparatives have been restated.

(3)	As at 30 March 2007.
16     Commonwealth Bank of Australia

Funds Management Analysis continued

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Key Performance Indicators	$M	$M	Jun 06%	$M	$M	Dec 06%

Operating income – external	1,874	1,543	21	981	893	10
Operating income – internal	9	9	—	4	5	(20)

Total operating income	1,883	1,552	21	985	898	10

Shareholder investment returns	14	14	—	10	4	large

Funds management income	1,897	1,566	21	995	902	10

Volume expense	285	224	(27)	141	144	2
Operating expenses	890	765	(16)	467	423	(10)

Total operating expenses	1,175	989	(19)	608	567	(7)

Net profit before income tax (“cash basis”)	722	577	25	387	335	16

Net profit before income tax (“underlying basis”) (1)	708	563	26	377	331	14

Corporate tax expense (2)	232	164	(41)	132	100	(32)
Minority interests	—	3	large	—	—	—

Net profit after income tax (“cash basis”)	490	410	20	255	235	9

Net profit after income tax (“underlying basis”) (1)	492	400	23	260	232	12

(1)	Underlying basis excludes shareholder investment returns.

(2)	For purpose of presentation, Policyholder tax benefit and Policyholder tax expense are shown on a net basis (2007: $175 million and 2006: $193 million).

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Funds Under Administration	$M	$M	June 06%	$M	$M	Dec 06%

Funds Under Administration – average	164,404	139,082	18	171,264	158,010	8
Funds Under Administration – spot	177,071	151,513	17	177,071	167,662	6
Funds under management – spot	139,685	118,682	18	139,685	128,312	9
Net funds flows (excluding Avanteos)	7,126	5,287	35	5,744	1,382	large
Net funds flows	1,763	10,830	(84)	(313)	2,076	large

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Productivity and Other Measures	%	%	Jun 06%	%	%	Dec 06%

Operating income to average Funds Under Administration (%)	1.15	1.12	3bpts	1.16	1.13	3bpts
Total expenses to average Funds Under Administration (%)	0.71	0.71	—	0.72	0.71	(1)
Operating expenses to net operating income (total operating income less volume expenses)	55.7	57.6	3	55.3	56.1	1
Effective corporate tax rate (%)	32.1	28.4	(370)bpts	34.1	29.9	(420)bpts

Underlying Net Profit After Tax growth of 23% on the prior year
Profit Announcement     17

Funds Management Analysis continued

	Full Year Ended 30 June 2007
	Opening				Investment	Closing
	Balance				Income &	Balance
	30/06/06	Inflows	Outflows	Netflows	Other (5)	30/06/07
Funds Under Administration	$M	$M	$M	$M	$M	$M

FirstChoice	26,177	17,191	(7,995)	9,196	4,172	39,545
Cash management	3,690	2,066	(2,751)	(685)	125	3,130
Legacy products (1)	34,669	2,757	(7,426)	(4,669)	4,022	34,022

Retail Products (2)	64,536	22,014	(18,172)	3,842	8,319	76,697
Other retail (3)	886	412	(257)	155	575	1,616

Australian retail	65,422	22,426	(18,429)	3,997	8,894	78,313
Wholesale	29,815	12,902	(10,037)	2,865	1,789	34,469
Property	13,909	1,014	(2,411)	(1,397)	2,331	14,843
Other (4)	3,708	136	(608)	(472)	399	3,635

Domestically sourced	112,854	36,478	(31,485)	4,993	13,413	131,260
Internationally sourced	29,461	15,625	(13,492)	2,133	8,342	39,936

Funds Under Administration (excl Avanteos)	142,315	52,103	(44,977)	7,126	21,755	171,196
Avanteos	9,198	2,603	(7,966)	(5,363)	2,040	5,875

Total – Funds Under Administration	151,513	54,706	(52,943)	1,763	23,795	177,071

	Full Year Ended 30 June 2006
	Opening				Investment	Closing
	Balance				Income &	Balance
	30/06/05	Inflows	Outflows	Netflows	Other (5)	30/06/06
Funds Under Administration	$M	$M	$M	$M	$M	$M

FirstChoice	16,128	13,077	(5,287)	7,790	2,259	26,177
Cash management	4,182	2,417	(3,061)	(644)	152	3,690
Legacy products (1)	35,225	3,268	(7,669)	(4,401)	3,845	34,669

Retail Products (2)	55,535	18,762	(16,017)	2,745	6,256	64,536
Other retail (3)	844	182	(235)	(53)	95	886

Australian retail	56,379	18,944	(16,252)	2,692	6,351	65,422
Wholesale	24,894	13,099	(11,810)	1,289	3,632	29,815
Property	13,456	1,074	(2,144)	(1,070)	1,523	13,909
Other (4)	2,886	192	(481)	(289)	1,111	3,708

Domestically sourced	97,615	33,309	(30,687)	2,622	12,617	112,854
Internationally sourced	22,508	12,097	(9,432)	2,665	4,288	29,461

Funds Under Administration (excl Avanteos)	120,123	45,406	(40,119)	5,287	16,905	142,315
Avanteos	2,941	6,142	(599)	5,543	714	9,198

Total – Funds Under Administration	123,064	51,548	(40,718)	10,830	17,619	151,513

	Half Year Ended 30 June 2007
	Opening				Investment	Closing
	Balance				Income &	Balance
	31/12/06	Inflows	Outflows	Netflows	Other (5)	30/06/07
Funds Under Administration	$M	$M	$M	$M	$M	$M

FirstChoice	31,588	10,913	(4,693)	6,220	1,737	39,545
Cash management	3,453	1,038	(1,442)	(404)	81	3,130
Legacy products (1)	34,976	1,634	(4,388)	(2,754)	1,800	34,022

Retail Products (2)	70,017	13,585	(10,523)	3,062	3,618	76,697
Other retail (3)	1,242	330	(139)	191	183	1,616

Australian retail	71,259	13,915	(10,662)	3,253	3,801	78,313
Wholesale	32,892	7,288	(5,507)	1,781	(204)	34,469
Property	13,538	450	(551)	(101)	1,406	14,843
Other (4)	3,697	81	(336)	(255)	193	3,635

Domestically sourced	121,386	21,734	(17,056)	4,678	5,196	131,260
Internationally sourced	35,087	8,303	(7,237)	1,066	3,783	39,936

Funds Under Administration (excl Avanteos)	156,473	30,037	(24,293)	5,744	8,979	171,196
Avanteos	11,189	1,459	(7,516)	(6,057)	743	5,875

Total – Funds Under Administration	167,662	31,496	(31,809)	(313)	9,722	177,071

(1)	Includes stand alone retail and legacy retail products.

(2)	Retail products (excluding Avanteos) align to Plan for Life market release.

(3)	Includes listed equity trusts and regular premium plans. These retail products are not reported in market share data.

(4)	Includes life company assets sourced from retail investors but not attributable to a funds management product (e.g. premiums from risk products). These amounts do not appear in retail market share data.

(5)	Includes foreign exchange gains and losses from translation of international sourced business.
18     Commonwealth Bank of Australia

Fund Management Analysis continued

FirstChoice – Fund Manager Destination

CBA 45%
(Jun 06: 44%)
External 55%
(Jun 06: 56%)

Business Mix of Funds Under Administration

Avanteos
3%
(Jun 06: 6%)
Retail
Products
43%
(Jun 06: 43%)
Property
8%
(Jun 06: 9%)
Wholesale
20%
(Jun 06: 20%)
Other Retail
1%
(Jun 06: 1%)
Other
2%
(Jun 06: 2%)
Internationally
sourced
23%
(Jun 06: 19%)

Total Funds Under Administration – Asset Class

Externally
Managed
21%
(Jun 06: 18%)
Other 2%
(Jun 06: 1%)
Property
Securities 14%
(Jun 06: 14%)
Cash & Fixed
Interest 26%
(Jun 06: 29%)
Australian
Equities 18%
(Jun 06: 19%)
Global Equities
19%
(Jun 06: 19%)

FirstChoice Funds Under Administration Balance & Market Share

$M
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
+ 51%
Jun 02
Sep 02
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06
Mar 07
Jun 07
FirstChoice FUA $M
FirstChoice FUA Market Share %

Profit Announcement     19

Insurance Analysis
Financial Performance and Business Review
Performance Highlights
Underlying net profit after tax for the Insurance business increased 18% on the prior year to $253 million. This growth rate was impacted by the inclusion of the operating results of the Hong Kong Insurance Business for part of the prior year. Another measure of Insurance business performance is planned profit margins, which increased by 26% on the prior year.
The result was driven by:
•	Solid inforce premium growth in Australia and New Zealand;

•	Positive claims experience; and

•	Increased investment in the business.
Full year net profit after tax (“cash basis”) decreased by 16% to $351 million, impacted by the profit on sale of the Hong Kong Insurance Business of $145 million in the prior year. After adjusting the result for the sale of the Hong Kong Insurance Business, net profit after tax increased by 30%.
Underlying net profit after tax for the half year ended 30 June 2007 was up by 28% on the prior half.
The Group remains the largest life insurer in Australia, New Zealand and Fiji.
Business Review
Australia
Full year underlying net profit after tax for the Australian insurance business increased 28% on the prior year to $160 million.
Net profit after tax (“cash basis”) increased 29% on the prior year to $234 million, reflecting growth in shareholder investment returns over the year together with strong volume growth and improved operating margins.
Key performance drivers were:
•	Inforce premium growth of 20%, reflecting strong sales volumes and progress of the cross-sell initiative;

•	Improvement in planned life margins and operating margins on the prior year;

•	Good claims experience; and

•	Strong shareholder investment returns.
Other highlights for the Australian Insurance business included:
•	A significant increase in new business over the year particularly in Group Life Risk;

•	CommInsure increased its Total risk market share to 14.2% an increase of one percentage point since 30 June 2006;

•	The introduction of 130 Branch Insurance Representatives as part of the cross-sell initiative positively impacting on General Insurance sales (30% increase in new business sales);

•	Ongoing simplification and rationalisation of systems and processes;

•	Launch of online quoting tool for planners aimed at reducing the time and complexity of insurance and annuity quotes to improve conversion rates; and

•	Continued good claims management.
New Zealand
The Life Insurance operations in New Zealand operate predominantly under the Sovereign brand.
New Zealand’s net profit after tax (“cash basis”) increased 12% on the prior year to $105 million. The main drivers of this result were:
•	Market leading growth in new business sales with Sovereign capturing 33.8% of new business sales market share over the year compared to 32.7% in the prior year;

•	A continuation of positive investment returns;

•	Low lapse rates on existing business; offset by

•	A deterioration in claims experience from 2006 with a higher incidence of disability and term life claims.
The market share of inforce premiums at 30 June 2007 was 31.8%, an increase of 40 basis points over the year.
Operating Income
Operating income increased 10% on the prior year to $817 million. The prior year was impacted by the inclusion of the operating results of the Hong Kong Insurance Business until its sale in October 2005. Excluding this, operating income increased by 17% on the prior year.
Life Insurance income increased 11% to $745 million on the prior year, and by 19% excluding the operating results of the Hong Kong Insurance Business. This reflects strong volume growth and favourable claims experience.
General Insurance income of $72 million was flat compared with the prior year despite strong sales growth. The result was impacted by claims associated with recent NSW storms in the Hunter region which had a greater financial impact than that of Cyclone Larry in the prior year.
Operating Expenses
Total operating expenses of $282 million (excluding volume related expenses) increased 3% on the prior year.
Increases in operating expenses included:
•	Increased spend on strategic projects including the Wealth Management cross-selling initiatives;

•	Introduction of Branch Insurance Representatives into selected Bank branches;

•	Product development across Life and General Insurance lines;

•	Investment on system migration and simplification to further reduce the number of insurance systems used and reduce ongoing costs;

•	Development costs in preparation for the launch of compulsory savings in New Zealand under the KiwiSaver program; offset by

•	Reduction in expenses since the sale of the Hong Kong Insurance Business.
Corporate Taxation
The effective corporate tax rate for the year was 28.1% compared with 27.3% in the prior year.
20     Commonwealth Bank of Australia

Insurance Analysis continued

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Key Performance Indicators	$M	$M (4)	Jun 06%	$M	$M	Dec 06%

Insurance
Life insurance operating income	745	669	11	406	339	20
General insurance operating income	72	73	(1)	29	43	(33)

Total operating income	817	742	10	435	382	14

Shareholder investment returns	135	87	55	54	81	(33)
Profit on sale of the Hong Kong Insurance Business	—	145	—	—	—	—

Total insurance income	952	974	(2)	489	463	6

Volume expense	182	181	(1)	93	89	(4)
Operating expenses (1)	282	275	(3)	143	139	(3)

Total expenses	464	456	(2)	236	228	(4)

Net profit before income tax	488	518	(6)	253	235	8

Corporate tax expense (2)	137	102	(34)	71	66	(8)

Net profit after income tax (“cash basis”)	351	416	(16)	182	169	8

Net profit after income tax (“underlying basis”) (3)	253	215	18	142	111	28

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Productivity and Other Measures	%	% (4)	Jun 06%	%	%	Dec 06%

Operating income to average inforce premiums (%)	63. 9	62. 9	100 bpts	64. 0	60. 7	330 bpts
Expenses to average inforce premiums (%)	36. 3	38. 6	6	34. 7	36. 2	4
Effective corporate tax rate excluding impact of profit on sale of Hong Kong Insurance Business (%)	28. 1	27. 3	(80)bpts	28. 1	28. 1	—

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Sources of Profit from Insurance Activities	$M	$M (4)	Jun 06%	$M	$M	Dec 06%

The Margin on Services profit from ordinary activities after income tax is represented by:
Planned profit margins	184	146	26	90	94	(4)
Experience variations	56	48	17	49	7	large
General insurance operating margins	13	21	(38)	3	10	(70)

Operating margins	253	215	18	142	111	28
After tax shareholder investment returns	98	56	75	40	58	(31)
Profit on sale of the Hong Kong Insurance Business	—	145	—	—	—	—

Net profit after income tax (“cash basis”)	351	416	(16)	182	169	8

(1)	Operating expenses include $9 million internal expenses relating to the asset management of shareholder funds (30 June 2006: $9 million).

(2)	For purpose of presentation, Policyholder tax benefit and Policyholder tax expense components of corporate tax expense are shown on a net basis (30 June 2007: $91 million, 30 June 2006: $138 million).

(3)	Underlying basis excludes shareholder investment returns and the profit on the sale of the Hong Kong Insurance Business.

(4)	Includes impact of the operating performance of the Hong Kong Insurance Business until its sale in October 2005. Financial impact was set out on page 55 of the 30 June 2006 Profit Announcement.
Geographical Analysis of Business Performance

	Full Year Ended
	Australia		New Zealand		Asia		Total
Net Profit after	30/06/07	30/06/06	30/06/07	30/06/06	30/06/07	30/06/06	30/06/07	30/06/06
Income Tax (“cash basis”)	$M	$M	$M	$M	$M	$M	$M	$M

Operating margins	160	125	88	77	5	13	253	215
After tax shareholder investment returns	74	56	17	17	7	(17)	98	56
Profit on sale of Hong Kong Insurance Business	—	—	—	—	—	145	—	145

Net profit after income tax	234	181	105	94	12	141	351	416

	Half Year Ended
	Australia		New Zealand		Asia		Total
Net Profit after Income Tax	30/06/07	31/12/06	30/06/07	31/12/06	30/06/07	31/12/06	30/06/07	31/12/06
(“cash basis”)	$M	$M	$M	$M	$M	$M	$M	$M

Operating margins	92	68	47	41	3	2	142	111
After tax shareholder investment returns	27	47	8	9	5	2	40	58

Net profit after income tax	119	115	55	50	8	4	182	169

Profit Announcement      21

Insurance Analysis continued

	Full Year Ended 30 June 2007
	Opening				Closing
	Balance	Sales/New		Other	Balance
	30/06/06	Balances	Lapses	Movements (2)	30/06/07
Annual Inforce Premiums (1)	$M	$M	$M	$M	$M

General insurance (3)	169	55	(40)	—	184
Personal life	732	153	(87)	34	832
Group life	255	206	(79)	2	384

Total	1,156	414	(206)	36	1,400

Australia	854	359	(192)	—	1,021
New Zealand	302	55	(14)	36	379

Total	1,156	414	(206)	36	1,400

	Full Year Ended 30 June 2006
	Opening				Closing
	Balance	Sales/New		Other	Balance
	30/06/05	Balances	Lapses	Movements (2)	30/06/06
Annual Inforce Premiums (1)	$M	$M	$M	$M	$M

General insurance (3)	154	49	(34)	—	169
Personal life	785	137	(81)	(109)	732
Group life	265	71	(48)	(33)	255

Total	1,204	257	(163)	(142)	1,156

Australia	795	210	(151)	—	854
New Zealand	296	47	(12)	(29)	302
Asia (4)	113	—	—	(113)	—

Total	1,204	257	(163)	(142)	1,156

	Half Year Ended 30 June 2007
	Opening				Closing
	Balance	Sales/New		Other	Balance
	31/12/06	Balances	Lapses	Movements (2)	30/06/07
Annual Inforce Premiums (1)	$M	$M	$M	$M	$M

General insurance (3)	179	26	(21)	—	184
Personal life	789	79	(43)	7	832
Group life	372	70	(58)	—	384

Total	1,340	175	(122)	7	1,400

Australia	988	148	(115)	—	1,021
New Zealand	352	27	(7)	7	379

Total	1,340	175	(122)	7	1,400

(1)	Inforce premium relates to risk business. Savings products are disclosed within Funds Management.

(2)	Includes foreign exchange movements.

(3)	In the current period the basis of calculating General insurance inforce premiums was amended, the main change being the exclusion of badged premiums. Prior periods have been restated on a consistent basis.

(4)	Other movements for Asia in the year ended 30 June 2006 represent the sale of the Hong Kong Insurance Business.
Inforce Premiums
Inforce premiums increased by 21% on the prior year. This was achieved through consistent growth in both Australia and New Zealand. General Insurance premiums increased by 9% on the year.

Market Share Percentage – Annual Inforce Premiums (1)	30/06/07	31/12/06	30/06/06

Australia (total risk) (2) (3)	14. 2	14. 4	13.2
Australia (individual risk) (2) (3)	12. 7	12. 7	12.3
New Zealand	31. 8	31. 5	31.4

(1)	For market share definitions refer to appendix 24, page 68.

(2)	As at 31 March 2007.

(3)	Prior period comparatives have been revised.
22      Commonwealth Bank of Australia

Shareholder Investment Returns

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Shareholder Investment Returns	$M	$M	Jun 06%	$M	$M	Dec 06%

Funds management business	14	14	—	10	4	large
Insurance business (1)	135	87	55	54	81	(33)

Shareholder investment returns before tax	149	101	48	64	85	(25)
Profit on sale of Hong Kong Insurance Business	—	145	—	—	—	—
Taxation	53	35	(51)	29	24	(21)

Shareholder investment returns after tax	96	211	(55)	35	61	(43)

(1)	Excluding profit on sale of the Hong Kong Insurance Business.
Shareholder investment returns of $149 million before tax was driven by strong positive returns across all asset classes.

	As At 30 June 2007
	Australia	New Zealand	Asia	Total
Shareholder Investment Asset Mix (%)%		%	%	%

Local equities	1	1	—	1
International equities	—	1	20	1
Property	26	—	29	20

Sub-total	27	2	49	22

Fixed interest	29	52	50	35
Cash	44	46	1	43

Sub-total	73	98	51	78

Total	100	100	100	100

	As At 30 June 2007
	Australia	New Zealand	Asia	Total
Shareholder Investment Asset Mix ($M)	$M	$M	$M	$M

Local equities	7	2	—	9
International equities	—	6	17	23
Property	368	1	25	394

Sub-total	375	9	42	426

Fixed interest	400	242	43	685
Cash	620	214	1	835

Sub-total	1,020	456	44	1,520

Total	1,395	465	86	1,946

Profit Announcement      23

Financial Statements
Consolidated Income Statement
For the year ended 30 June 2007

	Full Year Ended			Half Year Ended
		30/06/07	30/06/06	30/06/07	31/12/06
	Appendix	$M	$M	$M	$M

Interest income	1	23,862	19,758	12,297	11,565
Interest expense	1	16,826	13,244	8,746	8,080

Net interest income	1	7,036	6,514	3,551	3,485
Other operating income	5	3,341	3,036	1,729	1,612

Net banking operating income		10,377	9,550	5,280	5,097

Funds management income		1,871	1,589	966	905
Investment revenue		2,120	2,098	928	1,192
Claims and policyholder liability expense		(2,020)	(2,064)	(858)	(1,162)

Net funds management operating income		1,971	1,623	1,036	935

Premiums from insurance contracts	11	1,117	1,052	540	577
Investment revenue	11	858	1,031	385	473
Claims and policyholder liability expense from insurance contracts		(932)	(970)	(391)	(541)

Insurance margin on services operating income		1,043	1,113	534	509

Total net operating income		13,391	12,286	6,850	6,541

Loan impairment expense		434	398	239	195
Operating expenses	6	6,427	5,994	3,283	3,144
Defined benefit superannuation plan income/(expense)	7	8	(35)	3	5

Net profit before income tax	7	6,538	5,859	3,331	3,207

Corporate tax expense	7	1,775	1,569	910	865
Policyholder tax expense		266	331	128	138

Net profit after income tax	11	4,497	3,959	2,293	2,204
Minority interests	11	(27)	(31)	(14)	(13)

Net profit attributable to Equity holders of the Bank	11	4,470	3,928	2,279	2,191

	Full Year Ended		Half Year Ended
	30/06/07	30/06/06	30/06/07	31/12/06
	Cents per share

Earnings per share:
Statutory Basic	344.7	308.2	175.1	169.6
Statutory Diluted	339.7	303.1	172.5	166.0

Dividends per share attributable to shareholders of the Bank:
Ordinary shares	256	224	149	107
Trust preferred securities (TPS) — issued 8 March 2006	7,821	—	3,835	3,986

	Full Year Ended		Half Year Ended
	30/06/07	30/06/06	30/06/07	31/12/06
	$M	$M	$M	$M

Net profit after income tax comprises:
Net profit after income tax (“underlying basis”)	4,508	3,842	2,298	2,210
Shareholder investment returns (after tax)	96	66	35	61
Profit on sale of the Hong Kong Insurance Business	—	145	—	—

Net profit after income tax (“cash basis”)	4,604	4,053	2,333	2,271

Defined benefit superannuation plan income/(expense)	5	(25)	1	4
Treasury shares valuation adjustment	(75)	(100)	(37)	(38)
One-off AIFRS mismatches	(64)	—	(18)	(46)

Net profit after income tax (“statutory basis”)	4,470	3,928	2,279	2,191

24      Commonwealth Bank of Australia

Financial Statements continued
Consolidated Balance Sheet
As at 30 June 2007

	As At
		30/06/07	31/12/06	30/06/06
Assets	Appendix	$M	$M	$M

Cash and liquid assets (1)		10,108	9,139	5,868
Receivables due from other financial institutions		5,495	5,686	7,107
Assets at fair value through Income Statement:
Trading		21,469	18,887	15,758
Insurance		23,519	24,520	24,437
Other (1)		4,073	3,305	2,207
Derivative assets		12,743	10,519	9,675
Available for sale investments		9,672	11,434	11,203
Loans, advances and other receivables	8	299,779	277,962	259,176
Bank acceptances of customers		18,721	18,395	18,310
Investment property		—	273	258
Property, plant and equipment		1,436	1,325	1,313
Investment in associates		836	216	190
Intangible assets	16	7,835	7,846	7,809
Deferred tax assets		922	638	650
Other assets		7,157	5,846	5,141

		423,765	395,991	369,102
Assets held for sale		1,374	1,270	1

Total assets		425,139	397,261	369,103

		As At
		30/06/07	31/12/06	30/60/06
Liabilities		$M	$M	$M

Deposits and other public borrowings	10	203,382	188,819	173,227
Payables due to other financial institutions		14,386	12,432	11,184
Liabilities at fair value through Income Statement		19,431	17,986	13,811
Derivative liabilities		16,680	13,238	10,820
Bank acceptances		18,721	18,395	18,310
Current tax liabilities		882	685	378
Deferred tax liabilities		1,576	1,384	1,336
Other provisions		878	826	821
Insurance policy liabilities	15	21,613	22,729	22,225
Debt issues		85,490	82,561	78,591
Managed funds units on issue		310	438	1,109
Bills payable and other liabilities		7,346	5,379	6,053

		390,695	364,872	337,865
Loan capital		10,000	9,902	9,895

Total liabilities		400,695	374,774	347,760

Net assets		24,444	22,487	21,343

		As At
		30/06/07	31/12/06	30/06/06
Shareholders’ Equity		$M	$M	$M

Share capital:
Ordinary share capital	14	14,483	13,920	13,505
Other equity instruments		939	939	939
Reserves		2,143	1,979	1,904
Retained profits	18	6,367	5,141	4,487

Shareholders’ equity attributable to Equity holders of the Bank		23,932	21,979	20,835

Minority interests:
Controlled entities		512	508	508

Total Shareholders’ equity		24,444	22,487	21,343

(1)	During the current year, certain ASB Bank overnight settlement account balances were reclassified from Assets at fair value through Income Statement to Cash and liquid assets. Prior periods have been restated on a consistent basis.
Profit Announcement      25

Financial Statements continued
Consolidated Statement of Cash Flows (1)
For the year ended 30 June 2007

	Full Year Ended
			30/06/07	30/06/06
	Appendix		$M	$M

Cash Flows from Operating Activities
Interest received			23,123	19,712
Interest paid			(16,405)	(12,555)
Other operating income received			4,627	4,319
Expenses paid			(5,699)	(5,813)
Income taxes paid			(1,942)	(1,980)
Net (increase)/decrease in assets at fair value through Income Statement (excluding life insurance)			(1,715)	(307)
Life insurance:
Investment income			2,296	2,399
Premiums received (2)			2,431	2,338
Policy payments (2)			(5,346)	(4,938)
Net increase/(decrease) in liabilities at fair value through Income Statement (excluding life insurance)			5,722	1,445

Cash flows from operating activities before changes in operating assets and liabilities			7,092	4,620

Changes in operating assets and liabilities arising from cash flow movements
Movement in available-for-sale investments:
Purchases			(22,214)	(28,189)
Proceeds from sale			728	646
Proceeds at or close to maturity			21,891	24,831
Lodgement of deposits with regulatory authorities			(8)	(29)
Net (increase) in loans, advances and other receivables			(37,885)	(31,996)
Net (increase)/decrease in receivables due from other financial institutions not at call			833	(881)
Net decrease in securities purchased under agreements to resell			(1,647)	537
Life insurance business:
Purchase of insurance assets at fair value through Income Statement			(8,476)	(8,078)
Proceeds from sale/maturity of insurance assets at fair value through Income Statement			8,842	9,398
Net increase in deposits and other borrowings			26,361	12,799
Net proceeds from issuance of debt securities			6,316	14,605
Net increase in payables due to other financial institutions not at call			1,865	2,571
Net increase/(decrease) in securities sold under agreements to repurchase			1,943	328

Changes in operating assets and liabilities arising from cash flow movements			(1,451)	(3,458)

Net cash provided by/(used in) operating activities	19	(a)	5,641	1,162

Cash Flows from Investing Activities
Payment for acquisition of entities and management rights	19	(e)	(7)	(414)
Proceeds from disposal of controlled entities	19	(c)	—	553
Proceeds from disposal of entities and businesses (net of cash disposals)			16	35
Dividends received			3	4
Proceeds from sale of property, plant and equipment			53	32
Purchases of property, plant and equipment			(314)	(385)
Payment for acquisition of investments in associates/joint ventures			(6)	(152)
Purchase of assets held for sale			(1,091)	—
Purchases of intangible assets			(130)	(90)
Net decrease in other assets			(800)	31

Net cash (used in)/provided by investing activities			(2,276)	(386)

(1)	It should be noted that the Group does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.

(2)	These were gross premiums and policy payments before splitting between policyholders and shareholders.
26     Commonwealth Bank of Australia

Financial Statements continued
Consolidated Statement of Cash Flows (1) (continued)
For the year ended 30 June 2007

	Full Year Ended
			30/06/07	30/06/06
	Appendix		$M	$M

Cash Flows from Financing Activities
Buy-back of shares			—	(500)
Proceeds from issue of shares (net of costs)			19	49
Proceeds from issue of other equity instruments (net of costs)			—	939
Dividends paid (excluding Dividend Reinvestment Plan)			(2,284)	(2,163)
Net movement in other liabilities			219	139
Net sale/(purchase) of treasury shares			55	(10)
Issue of loan capital			1,865	2,446
Redemption of loan capital			(965)	(915)
Other			(228)	1

Net cash (used in)/provided by financing activities			(1,319)	(14)

Net increase/(decrease) in cash and cash equivalents			2,046	762
Cash and cash equivalents at beginning of period			2,038	1,276

Cash and cash equivalents at end of period	19	(b)	4,084	2,038

(1)	It should be noted that the Group does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.
Profit Announcement      27

Appendices
28      Commonwealth Bank of Australia

Appendices
1. Net Interest Income

	Full Year Ended			Half Year Ended
	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
	$M	$M	Jun 06%	$M	$M	Dec 06%

Interest Income
Loans	20,778	17,304	20	10,765	10,013	8
Other financial institutions	470	333	41	226	244	(7)
Cash and liquid assets (1)	419	287	46	243	176	38
Assets at fair value through Income Statement (1)	1,470	1,149	28	721	749	(4)
Available-for-sale investments	725	685	6	342	383	(11)

Total interest income	23,862	19,758	21	12,297	11,565	6

Interest Expense
Deposits (1)	9,027	7,385	(22)	4,722	4,305	(10)
Other financial institutions	674	475	(42)	341	333	(2)
Liabilities at fair value through Income Statement (1)	1,229	1,013	(21)	677	552	(23)
Debt issues	5,183	3,795	(37)	2,639	2,544	(4)
Loan capital (1)	713	576	(24)	367	346	(6)

Total interest expense	16,826	13,244	(27)	8,746	8,080	(8)

Net interest income	7,036	6,514	8	3,551	3,485	2

(1)	During the current year certain balances and associated interest amounts have been reclassified between categories. Further information on the specific nature of each reclassification is provided on pages 30 and 31. Prior periods have been restated on a consistent basis.
2. Net Interest Margin

	Full Year Ended		Half Year Ended
	30/06/07	30/06/06	30/06/07	31/12/06
	%	%	%	%

Australia
Interest spread (1)	2.04	2.21	1.99	2.08
Benefit of interest free liabilities, provisions and equity (2)	0.26	0.24	0.28	0.26

Net interest margin (3)	2.30	2.45	2.27	2.34

Overseas
Interest spread (1)	0.92	0.97	0.94	0.91
Benefit of interest free liabilities, provisions and equity (2)	0.68	0.67	0.66	0.69

Net interest margin (3)	1.60	1.64	1.60	1.60

Total Bank
Interest spread (1)	1.83	1.98	1.79	1.86
Benefit of interest free liabilities, provisions and equity (2)	0.36	0.36	0.37	0.36

Net interest margin (3)	2.19	2.34	2.16	2.22

(1)	Difference between the average interest rate earned and the average interest rate paid on funds.

(2)	A portion of the Group’s interest earning assets is funded by interest free liabilities and Shareholders’ equity. The benefit to the Group of these interest free funds is the amount it would cost to replace them at the average cost of funds.

(3)	Net interest income divided by average interest earning assets for the year.

Appendices
3. Average Balances and Related Interest
The following table lists the major categories of interest earning assets and interest bearing liabilities of the Group together with the respective interest earned or paid and the average interest rate for each of the years ending 30 June 2007 and 30 June 2006 together with the half years ending 30 June 2007, 31 December 2006 and 30 June 2006. Averages used were predominantly daily averages. Interest is accounted for based on product yield, while all trading gains and losses are disclosed as Trading income within Other banking income.
Where assets or liabilities are hedged, the amounts are shown net of the hedge, however individual items not separately hedged may be affected by movements in exchange rates.
The overseas component comprises overseas branches of the Bank and overseas domiciled controlled entities.
Non-accrual loans were included in interest earning assets under Loans, advances and other receivables.
The official cash rate in Australia increased by 50 basis points during the year while rates in New Zealand increased by a total of 75 basis points.
In the current year, certain interest income and expense items have been reallocated across the average Balance Sheet line items to better reflect the underlying changes in yield. This reallocation is necessary due to the impact of AIFRS hedge accounting and financial instrument reclassifications. The average Balance Sheet for the year ended 30 June 2006 has been restated on a consistent basis.
Average Balances

	Full Year Ended 30/06/07			Full Year Ended 30/06/06
	Avg Bal	Income	Yield	Avg Bal	Income	Yield
Interest Earning Assets	$M	$M	%	$M	$M	%

Home loans excluding securitisation	162,894	11,671	7.16	147,710	9,988	6.76
Personal (1)	18,213	1,942	10.66	16,174	1,753	10.84
Business and corporate	84,970	6,156	7.24	68,739	4,798	6.98

Loans, advances and other receivables	266,077	19,769	7.43	232,623	16,539	7.11

Cash and other liquid assets (2)	15,898	889	5.59	12,046	620	5.15
Assets at fair value through Income Statement (excluding life insurance) (2)	21,484	1,470	6.84	18,611	1,149	6.17
Available-for-sale investments	12,589	725	5.76	11,518	685	5.95

Non lending interest earning assets	49,971	3,084	6.17	42,175	2,454	5.82

Total interest earning assets (excluding securitisation) (3)	316,048	22,853	7.23	274,798	18,993	6.91
Securitisation home loan assets	13,344	1,009	7.56	10,887	765	7.03
Non interest earning assets	67,117			67,729

Total Average Assets	396,509			353,414

	Full Year Ended 30/06/07			Full Year Ended 30/06/06
	Avg Bal	Income	Yield	Avg Bal	Income	Yield
Interest Bearing Liabilities	$M	$M	%	$M	$M	%

Transaction deposits (4) (5)	35,991	1,049	2.91	32,206	798	2.48
Savings deposits (4) (5)	46,990	2,089	4.45	41,588	1,620	3.90
Investment deposits (5)	73,339	4,352	5.93	66,573	3,625	5.45
Certificates of deposits and other (6) (7)	24,425	1,537	6.29	19,700	1,342	6.81

Total Interest Bearing Deposits	180,745	9,027	4.99	160,067	7,385	4.61

Payable due to other financial Institutions	12,351	674	5.46	9,631	475	4.93
Liabilities at fair value through Income Statement (5)	18,051	1,229	6.81	15,304	1,013	6.62
Debt issues	73,380	4,289	5.84	60,918	3,124	5.13
Loan Capital (7)	10,265	713	6.95	9,180	576	6.27

Total Interest Bearing Liabilities	294,792	15,932	5.40	255,100	12,573	4.93

Securitisation debt issues	13,861	894	6.45	11,541	671	5.81
Non interest bearing liabilities	65,098			64,780

Total Average Liabilities	373,751			331,421

(1)	Personal includes personal loans, credit cards, and margin loans.

(2)	During the current period, certain ASB Bank overnight settlement account balances and associated interest income were reclassified from Assets at fair value through Income Statement to Cash and other liquid assets. Prior periods have been restated on a consistent basis.

(3)	Used for calculating net interest margin.

(4)	As disclosed in the prior half, certain ASB Bank customer account balances and associated interest expense were reclassified from transaction deposits to savings deposits. Prior periods have been restated on a consistent basis.

(5)	During the current period product mapping of certain ASB account balances and associated interest expense were amended to align more closely with the Bank. Prior periods have been restated on a consistent basis.

(6)	Comparisons between reporting periods are impacted by hedge accounting.

(7)	During the current period, the impact on yield of economic hedges of loan capital has been reclassified to Certificates of deposits and other category. Prior periods have been restated on a consistent basis.
30   Commonwealth Bank of Australia

Appendices
3. Average Balances and Related Interest (continued)
Average Balances

	Half Year Ended 30/06/07			Half Year Ended 31/12/06			Half Year Ended 30/06/06
	Avg Bal	Income	Yield	Avg Bal	Income	Yield	Avg Bal	Income	Yield
Interest Earning Assets	$M	$M	%	$M	$M	%	$M	$M	%

Home loans excluding securitisation	165,434	5,976	7.28	160,395	5,695	7.04	150,588	5,063	6.78
Personal (1)	18,862	995	10.64	17,574	947	10.69	16,475	885	10.83
Business and corporate	88,755	3,224	7.33	81,248	2,932	7.16	72,565	2,468	6.86

Loans, Advances and Other Receivables	273,051	10,195	7.53	259,217	9,574	7.33	239,628	8,416	7.08

Cash and other liquid assets (2)	17,115	469	5.53	14,701	420	5.67	12,988	337	5.23
Assets at fair value through Income
Statement (ex life insurance) (2)	22,263	721	6.53	20,717	749	7.17	18,553	613	6.66
Available-for-sale investments	12,951	342	5.33	12,233	383	6.21	11,384	341	6.04

Non Lending Interest Earning Assets	52,329	1,532	5.90	47,651	1,552	6.46	42,925	1,291	6.06

Total interest earning assets (excluding securitisation) (3)	325,380	11,727	7.27	306,868	11,126	7.19	282,553	9,707	6.93
Securitisation home loan assets	15,069	570	7.63	11,647	439	7.48	11,775	413	7.07
Non interest earning assets	66,672			67,555			67,847

Total Average Assets	407,121			386,070			362,175

	Half Year Ended 30/06/07			Half Year Ended 31/12/06			Half Year Ended 30/06/06
	Avg Bal	Income	Yield	Avg Bal	Income	Yield	Avg Bal	Income	Yield
Interest Bearing Liabilities	$M	$M	%	$M	$M	%	$M	$M	%

Transaction deposits (4) (5)	37,204	593	3.21	34,798	456	2.60	31,483	360	2.31
Savings deposits (4) (5)	48,551	1,107	4.60	45,454	982	4.29	43,796	897	4.13
Investment deposits (5)	75,559	2,248	6.00	71,155	2,104	5.87	68,226	1,823	5.39
Certificates of deposits and other (6) (7)	26,052	774	5.99	22,825	763	6.63	19,901	685	6.94

Total Interest Bearing Deposits	187,366	4,722	5.08	174,232	4,305	4.90	163,406	3,765	4.65

Payable due to other financial Institutions	12,691	341	5.42	12,017	333	5.50	10,290	262	5.13
Liabilities at fair value through Income
Statement (5)	20,254	677	6.74	15,884	552	6.89	15,529	530	6.88
Debt issues	72,361	2,131	5.94	74,382	2,158	5.76	64,193	1,655	5.20
Loan Capital (7)	10,499	367	7.05	10,033	346	6.84	9,785	293	6.04

Total Interest Bearing Liabilities	303,171	8,238	5.48	286,548	7,694	5.33	263,203	6,505	4.98

Securitisation debt issues	15,954	508	6.42	11,802	386	6.49	11,856	356	6.06
Non interest bearing liabilities	64,596			65,594			64,393

Total Average Liabilities	383,721			363,944			339,452

(1)	Personal includes personal loans, credit cards, and margin loans.

(2)	During the current period, certain ASB Bank overnight settlement account balances and associated interest income were reclassified from Assets at fair value through Income Statement to Cash and other liquid assets. Prior periods have been restated on a consistent basis.

(3)	Used for calculating net interest margin.

(4)	As disclosed in the prior half, certain ASB Bank customer account balances and associated interest expense were reclassified from transaction deposits to savings deposits. Prior periods have been restated on a consistent basis.

(5)	During the current period, product mapping of certain ASB account balances and associated interest expense were amended to align more closely with the Bank. Prior periods have been restated on a consistent basis.

(6)	Comparisons between reporting periods are impacted by hedge accounting.

(7)	During the current period, the impact on yield of economic hedges of loan capital has been reclassified to Certificates of deposits and other category. Prior periods have been restated on a consistent basis.
Profit Announcement      31

Appendices
3. Average Balances and Related Interest (continued)

	Full Year Ended 30/06/07			Full Year Ended 30/06/06
	Avg Bal	Income	Yield	Avg Bal	Income	Yield
Net Interest Margin	$M	$M	%	$M	$M	%

Total interest earning assets excluding securitisation	316,048	22,853	7.23	274,798	18,993	6.91
Total interest bearing liabilities excluding securitisation	294,792	15,932	5.40	255,100	12,573	4.93

Net interest income & interest spread (excluding securitisation)		6,921	1.83		6,420	1.98

Benefit of free funds			0.36			0.36

Net interest margin			2.19			2.34

Geographical analysis of key categories

	Full Year Ended 30/06/07			Full Year Ended 30/06/06
	Avg Bal	Income	Yield	Avg Bal	Income	Yield
Loans, Advances and Other Receivables	$M	$M	%	$M	$M	%

Australia	217,128	16,066	7.40	192,086	13,527	7.04
Overseas	48,949	3,703	7.57	40,537	3,012	7.43

Total	266,077	19,769	7.43	232,623	16,539	7.11

Non Lending Interest Earning Assets
Australia	30,008	1,855	6.18	24,123	1,462	6.06
Overseas	19,963	1,229	6.16	18,052	992	5.50

Total	49,971	3,084	6.17	42,175	2,454	5.82

Total Interest Bearing Deposits(1)
Australia	154,073	7,415	4.81	137,101	6,041	4.41
Overseas	26,672	1,612	6.04	22,966	1,344	5.85

Total	180,745	9,027	4.99	160,067	7,385	4.61

Other Interest Bearing Liabilities
Australia	72,269	4,413	6.11	58,271	3,308	5.68
Overseas	41,778	2,492	5.96	36,762	1,880	5.11

Total	114,047	6,905	6.05	95,033	5,188	5.46

(1)	Comparisons between reporting periods are impacted by hedge accounting.
The overseas component comprises overseas branches of the Bank and overseas domiciled controlled entities. Overseas intragroup borrowings have been adjusted into the interest spread and margin calculations to more appropriately reflect the overseas cost of funds. Non–accrual loans were included in interest earning assets under loans, advances and other receivables.
In calculating net interest margin, assets, liabilities, interest income and interest expense related to securitisation vehicles have been excluded. This has been done to more accurately reflect the Group’s underlying net margin.
32      Commonwealth Bank of Australia

3. Average Balances and Related Interest (continued)

	Half Year Ended 30/06/07			Half Year Ended 31/12/06			Half Year Ended 30/06/06

	Avg Bal	Income	Yield	Avg Bal	Income	Yield	Avg Bal	Income	Yield
Net Interest Margin	$M	$M	%	$M	$M	%	$M	$M	%

Total interest earning assets excluding securitisation	325,380	11,727	7.27	306,868	11,126	7.19	282,553	9,707	6.93
Total interest bearing liabilities excluding securitisation	303,171	8,238	5.48	286,548	7,694	5.33	263,203	6,505	4.98

Net interest income & interest spread (excluding securitisation)		3,489	1.79		3,432	1.86		3,202	1.95

Benefit of free funds			0.37			0.36			0.34

Net interest margin			2.16			2.22			2.29

Geographical analysis of key categories

	Half Year Ended 30/06/07			Half Year Ended 31/12/06			Half Year Ended 30/06/06

	Avg Bal	Income	Yield	Avg Bal	Income	Yield	Avg Bal	Income	Yield
Loans, Advances and Other Receivables	$M	$M	%	$M	$M	%	$M	$M	%

Australia	221,731	8,253	7.51	212,600	7,813	7.29	197,262	6,810	6.96
Overseas	51,320	1,942	7.63	46,617	1,761	7.49	42,366	1,606	7.64

Total	273,051	10,195	7.53	259,217	9,574	7.33	239,628	8,416	7.08

Non Lending Interest Earning Assets
Australia	31,872	895	5.66	28,174	960	6.76	24,695	754	6.16
Overseas	20,457	637	6.28	19,477	592	6.03	18,230	537	5.94

Total	52,329	1,532	5.90	47,651	1,552	6.46	42,925	1,291	6.06

Total Interest Bearing Deposits(1)
Australia	159,818	3,879	4.89	148,422	3,536	4.73	140,037	3,046	4.39
Overseas	27,548	843	6.17	25,810	769	5.91	23,369	719	6.20

Total	187,366	4,722	5.08	174,232	4,305	4.90	163,406	3,765	4.65

Other Interest Bearing Liabilities
Australia	71,933	2,227	6.24	72,598	2,186	5.97	60,216	1,693	5.67
Overseas	43,872	1,289	5.92	39,718	1,203	6.01	39,581	1,047	5.33

Total	115,805	3,516	6.12	112,316	3,389	5.99	99,797	2,740	5.54

(1)	Comparisons between reporting periods are impacted by hedge accounting.
The overseas component comprises overseas branches of the Bank and overseas domiciled controlled entities. Overseas intragroup borrowings have been adjusted into the interest spread and margin calculations to more appropriately reflect the overseas cost of funds. Non–accrual loans were included in interest earning assets under loans, advances and other receivables.
In calculating net interest margin, assets, liabilities, interest income and interest expense related to securitisation vehicles have been excluded. This has been done to more accurately reflect the Group’s underlying net margin.
Profit Announcement      33

4. Interest Rate and Volume Analysis

	Full Year Ended Jun 07 vs Jun 06			Full Year Ended Jun 06 vs Jun 05

	Volume	Rate	Total	Volume	Rate	Total
Interest Earning Assets	$M	$M	$M	$M	$M	$M

Home loans	1,057	626	1,683	1,047	172	1,219
Personal	219	(30)	189	167	45	212
Business and Corporate	1,154	203	1,358	685	174	859

Loans, advances and other receivables	2,432	798	3,230	1,910	380	2,290

Cash and other liquid assets	207	62	269	48	145	193
Assets at fair value through Income Statement (excluding life insurance)	187	134	321	182	182	364
Investment securities	—	—	—	(362)	(361)	(723)
Available-for-sale investments	63	(23)	40	343	342	685

Non lending interest earning assets	467	163	630	156	363	519

Total interest earning assets	2,917	943	3,860	2,035	774	2,809

Securitisation home loan assets	179	65	244	162	6	168

	Full Year Ended Jun 07 vs Jun 06			Full Year Ended Jun 06 vs Jun 05

	Volume	Rate	Total	Volume	Rate	Total
Interest Bearing Liabilities	$M	$M	$M	$M	$M	$M

Transaction deposits	102	149	251	10	18	28
Savings deposits	225	244	469	122	224	346
Investment deposits	385	342	727	141	(134)	7
Certificates of deposits and other	310	(115)	195	(375)	316	(59)

Total interest bearing deposits	993	649	1,642	9	313	322

Payable due to other financial institutions	141	58	199	66	152	218
Liabilities at fair value through Income Statement	184	32	216	507	506	1,013
Debt issues	684	481	1,165	481	86	567
Loan capital	72	65	137	168	57	225

Total interest bearing liabilities	2,051	1,308	3,359	1,396	949	2,345

Securitised debt issues	142	81	223	91	53	144

Full Year Ended
Jun 07 vs Jun 06
Increase/(Decrease)
Change in Net Interest Income	$M

Due to changes in average volume of interest earning assets and interest bearing liabilities	934
Due to changes in interest margin	(433)
Due to variation in time period	—

Change in net interest income	501

“Volume” reflects the change in net interest income over the period due to balance growth (assuming rates held constant), and “Rate” reflects the change due to movements in yield (assuming volumes were held constant). “Variation in time periods” only applies to reporting periods of differing lengths (e.g. between half years). The volume and rate variances for total interest earning assets and liabilities have been calculated separately (rather than being the sum of the individual categories).

	Full Year Ended Jun 07 vs Jun 06			Full Year Ended Jun 06 vs Jun 05

	Volume	Rate	Total	Volume	Rate	Total
Geographical analysis of key categories	$M	$M	$M	SM	$M	$M

Loans, Advances and Other Receivables
Australia	1,808	731	2,539	1,453	252	1,705
Overseas	631	60	691	462	123	585

Total	2,432	798	3,230	1,910	380	2,290

Non Lending Interest Earning Assets
Australia	360	33	393	118	206	324
Overseas	111	126	237	40	155	195

Total	467	163	630	156	363	519

Total Interest Bearing Deposits
Australia	782	592	1,374	115	504	619
Overseas	220	48	268	(156)	(141)	(297)

Total	993	649	1,642	9	313	322

Other Interest Bearing Liabilities
Australia	825	280	1,105	931	(89)	842
Overseas	278	334	612	531	650	1,181

Total	1,095	622	1,717	1,505	518	2,023

34      Commonwealth Bank of Australia

4. Interest Rate and Volume Analysis (continued)

	Half Year Ended Jun 07 vs Dec 06			Half Year Ended Jun 07 vs Jun 06

	Volume	Rate	Total	Volume	Rate	Total
Interest Earning Assets	$M	$M	$M	$M	$M	$M

Home loans	180	101	281	518	395	913
Personal	69	(21)	48	127	(17)	110
Business and corporate	272	20	292	569	187	756

Loans, advances and other receivables	514	107	621	1,211	568	1,779

Cash and other liquid assets	68	(19)	49	110	22	132
Assets at fair value through Income Statement (excluding life insurance)	53	(81)	(28)	121	(13)	108
Available-for-sale investments	21	(62)	(41)	44	(43)	1

Non lending interest earning assets	145	(165)	(20)	279	(38)	241

Total interest earning assets	669	(68)	601	1,507	513	2,020

Securitisation home loan assets	129	2	131	120	37	157

	Half Year Ended Jun 07 vs Dec 06			Half Year Ended Jun 07 vs Jun 06

	Volume	Rate	Total	Volume	Rate	Total
Interest Bearing Liabilities	$M	$M	$M	$M	$M	$M

Transaction deposits	35	102	137	78	155	233
Savings deposits	69	56	125	103	107	210
Investment deposits	131	13	144	207	218	425
Certificates of deposits and other	102	(91)	11	197	(108)	89

Total interest bearing deposits	328	89	417	578	379	957

Payable due to other financial institutions	18	(10)	8	63	16	79
Liabilities at fair value through Income Statement	149	(24)	125	160	(13)	147
Debt issues	(59)	32	(27)	226	250	476
Loan capital	16	5	21	23	51	74

Total interest bearing liabilities	449	95	544	1,037	696	1,733

Securitised debt issues	134	(12)	122	127	25	152

	Half Year Ended

	Jun 07 vs Dec 06	Jun 07 vs Jun 06
	Increase/(Decrease)	Increase/ (Decrease)
Change in Net Interest Income	$M	$M

Due to changes in average volume of interest earning assets and interest bearing liabilities	201	472
Due to changes in interest margin	(88)	(185)
Due to variation in time period	(56)	—

Change in net interest income	57	287

	Half Year Ended Jun 07 vs Dec 06			Half Year Ended Jun 07 vs Jun 06

	Volume	Rate	Total	Volume	Rate	Total
Geographical analysis of key categories	$M	$M	$M	SM	$M	$M

Loans, Advances and Other
Australia	338	102	440	878	565	1,443
Overseas	178	3	181	339	(3)	336

Total	514	107	621	1,211	568	1,779

Non Lending Interest Earning Assets
Australia	115	(180)	(65)	210	(69)	141
Overseas	30	15	45	67	33	100

Total	145	(165)	(20)	279	(38)	241

Total Interest Bearing Deposits
Australia	274	69	343	455	378	833
Overseas	52	22	74	128	(4)	124

Total	328	89	417	578	379	957

Other Interest Bearing Liabilities
Australia	(20)	61	41	346	188	534
Overseas	124	(38)	86	120	122	242

Total	106	21	127	463	313	776

These volume and rate analyses were for half year periods. The calculations were based on balances over the half year. The volume and rate variances for total interest earning assets and liabilities have been calculated separately (rather than being the sum of the individual categories).
Profit Announcement      35

Appendices
5. Other Banking Operating Income

	Full Year Ended			Half Year Ended

	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
	$M	$M	Jun 06%	$M	$M	Dec 06%

Lending fees	896	800	12	479	417	15
Commission and other fees	1,729	1,635	6	870	859	1
Trading income	555	505	10	249	306	(19)
Net gain/(loss) on disposal of non-trading instruments (1)	147	45	large	65	82	(21)
Dividends	3	4	(25)	2	1	large
Net (loss)/gain on sale of property, plant and equipment	(15)	4	large	(11)	(4)	large
Other income	136	122	11	56	80	(30)

	3,451	3,115	11	1,710	1,741	(2)
Loss on other financial instruments (including non-trading derivatives) (2)	(110)	(79)	39	19	(129)	large

Total other banking operating income	3,341	3,036	10	1,729	1,612	7

(1)	June 2007 half includes $58 million profit on sale Mastercard shares; December 2006 half includes $79 million profit on sale of the Bank’s share in Greater Energy Alliance Corporation Pty Limited (“Loy Yang”). June 2006 includes $32 million profit related to MasterCard IPO.

(2)	June 2007 half includes an accounting loss of $25 million ($18 million after tax) and December 2006 half includes an accounting loss of $66 million ($46 million after tax) due to the unwinding of structured transactions (entered into prior to AIFRS transition) at the request of the counterparties. The offsetting gains were recognised as an adjustment to opening retained earnings on the adoption of AIFRS on 1 July 2005. No economic loss has been incurred by the Group.
Loss on other financial instruments – Hedging and AIFRS volatility
The table below sets out various accounting impacts arising from the application of “AASB 139 Financial Instruments: Recognition and Measurement” to the Group’s derivative hedging activities.

	Full Year Ended		Half Year Ended

	30/06/07	30/06/06	30/06/07	31/12/06
	$M	$M	$M	$M

Reclassification of yield to Other banking income (1)	107	46	78	29

Net interest income	107	46	78	29

Reclassification of yield from Net interest income	(107)	(46)	(78)	(29)
Hedging and AIFRS volatility (2)	120	(55)	119	1
Revenue hedge of New Zealand operations (3)	(32)	22	3	(35)

Other banking income (“cash basis”)	(19)	(79)	44	(63)
One-off AIFRS hedging mismatches (4)	(91)	—	(25)	(66)

Other banking income (“statutory basis”)	(110)	(79)	19	(129)

(1)	Yield related to certain economic hedges which do not qualify for AIFRS hedge accounting is reclassified from Net interest income to Other banking income.

(2)	Relates to mark to market accounting volatility on economic hedges which do not qualify for hedge accounting, together with hedge ineffectiveness.

(3)	Relates to accounting gains and losses on the hedge of the New Zealand operations.

(4)	Refer to footnote 2 in the table “Other Banking Operating Income” above.
6. Operating Expenses

	Full Year Ended			Half Year Ended

	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Expenses by Segment	$M	$M	Jun 06%	$M	$M	Dec 06%

Operating expenses
Banking	4,797	4,558	(5)	2,443	2,354	(4)
Funds management	1,175	989	(19)	608	567	(7)
Insurance	455	447	(2)	232	223	(4)

Total	6,427	5,994	(7)	3,283	3,144	(4)

	Full Year Ended			Half Year Ended

	30/06/07	30/06/06	Jun 07 vs	30/06/07	31/12/06	Jun 07 vs
Expenses by Category	$M	$M	Jun 06%	$M	$M	Dec 06%

Staff	3,229	2,823	(14)	1,642	1,587	(3)
Occupancy and equipment	688	621	(11)	353	335	(5)
Information technology services	907	985	8	468	439	(7)
Other expenses	1,603	1,565	(2)	820	783	(5)

Total	6,427	5,994	(7)	3,283	3,144	(4)

Capitalisation of Computer Software Costs
Capitalised computer software costs (net of amortisation) totalled $297 million as at 30 June 2007 (December 2006: $267 million and June 2006: $229 million). Expenditure in the year principally comprises development of customer focussed systems.
36      Commonwealth Bank of Australia

6. Operating Expenses (continued)

	Full Year Ended		Half Year Ended

	30/06/07	30/06/06	30/06/07	31/12/06
	$M	$M	$M	$M

Staff Expenses
Salaries and wages	2,746	2,419	1,406	1,340
Share based compensation	89	39	33	56
Superannuation contributions	8	8	4	4
Provisions for employee entitlements	61	66	29	32
Payroll tax	139	123	65	74
Fringe benefits tax	34	34	18	16
Other staff expenses	152	134	87	65

Total staff expenses	3,229	2,823	1,642	1,587

Occupancy and Equipment Expenses
Operating lease rentals	367	338	188	179
Depreciation
Buildings	22	22	11	11
Leasehold improvements	59	56	29	30
Equipment	73	64	39	34
Operating lease assets	22	9	9	13
Repairs and maintenance	71	73	39	32
Other	74	59	38	36

Total occupancy and equipment expenses	688	621	353	335

Information Technology Services
Application maintenance and development	304	364	174	130
Data processing	206	227	96	110
Desktop	119	137	60	59
Communications	192	201	95	97
Amortisation of software assets	62	43	32	30
IT equipment depreciation	24	13	11	13

Total information technology services	907	985	468	439

Other Expenses
Postage	109	118	53	56
Stationery	104	98	51	53
Fees and commissions	691	636	375	316
Advertising, marketing and loyalty	326	307	178	148
Amortisation of other intangible assets (excluding software)	8	6	4	4
Non lending losses	97	116	40	57
Other	268	284	119	149

Total other expenses	1,603	1,565	820	783

Total operating expenses	6,427	5,994	3,283	3,144

Profit Announcement      37

Appendices
7. Income Tax Expense

	Full Year Ended		Half Year Ended

	30/06/07	30/06/06	30/06/07	31/12/06
	$M	$M	$M	$M

Profit from Ordinary Activities before Income Tax
Banking	5,146	4,594	2,599	2,547
Funds management	805	643	432	373
Insurance	579	657	297	282
Defined benefit superannuation plan expense	8	(35)	3	5

	6,538	5,859	3,331	3,207

Prima Facie Income Tax at 30%
Banking	1,544	1,378	779	765
Funds management	241	193	129	112
Insurance	174	197	89	85
Defined benefit superannuation plan expense	3	(11)	2	1

	1,962	1,757	999	963

Tax effect of expenses that are non-deductible/income non-assessable in determining taxable profit:
Current period
Taxation offsets and other dividend adjustments (1)	(55)	(57)	(28)	(27)
Tax adjustment referable to policyholder income	186	232	90	96
Non–assessable gains	—	(43)	—	—
Tax losses recognised	(24)	(35)	(20)	(4)
Difference in overseas and offshore banking unit (2)	(43)	(13)	(21)	(22)
Other (1) (2)	35	44	48	(13)

	99	128	69	30

Prior periods
Other	(20)	15	(30)	10

Total income tax expense	2,041	1,900	1,038	1,003

Income Tax Attributable to Profit from Ordinary Activities
Banking	1,423	1,328	709	714
Funds management	215	139	130	85
Insurance	137	102	71	66

Corporate tax	1,775	1,569	910	865
Policyholder tax	266	331	128	138

Total income tax expense	2,041	1,900	1,038	1,003

	%	%	%	%
Effective Tax Rate

Total – corporate	28.3	28.4	28.4	28.2
Banking – corporate	27.6	29.1	27.2	28.0
Funds management – corporate	34.1	30.8	37.4	30.1
Insurance – corporate	28.1	19.7	28.1	28.1

(1)	During the current year, exempt and concessionally taxed dividends received by overseas entities have been included in Taxation offsets and other dividend adjustments. Prior periods have been restated on a consistent basis.

(2)	During the current year tax rate differences in foreign jurisdictions and the Australian offshore banking unit have been separately disclosed. Prior periods have been restated on a consistent basis.
New Zealand Subsidiaries
Assessments have been received from the IRD in respect of two structured finance investments in relation to the 2001 and 2002 financial years. Notices of Proposed Adjustment have been received for other similar investments for later years.
The Group is confident that the tax treatment it has adopted for these investments is correct, and any assessments received will be disputed.
38      Commonwealth Bank of Australia

Appendices
8. Loans, Advances and Other Receivables

	30/06/07	31/12/06	30/06/06
	$M	$M	$M
Australia
Overdrafts	2,902	2,272	2,672
Housing loans (includes securitisation)	161,406	150,834	144,834
Credit card outstandings	7,185	7,071	6,997
Lease financing	4,532	4,617	4,924
Bills discounted	3,640	3,303	2,779
Term loans	68,577	62,613	56,950
Redeemable preference share financing	—	—	1
Other lending	1,339	386	597
Other securities	11	4	—

Total Australia	249,592	231,100	219,754

Overseas
Overdrafts	1,605	2,064	2,435
Housing loans	28,931	25,887	22,287
Credit card outstandings	533	518	428
Lease financing	531	329	139
Bills discounted	33	24	7
Term loans	20,027	19,020	15,282
Redeemable preference share financing	1,194	1,194	1,194
Other lending	183	74	8
Other securities	303	480	438

Total Overseas	53,340	49,590	42,218

Gross loans, advances and other receivables	302,932	280,690	261,972

Less:
Provisions for impairment:
Collective provision	(1,034)	(1,040)	(1,046)
Individually assessed provisions against loans and advances	(199)	(171)	(171)
Unearned income:
Term loans	(941)	(931)	(934)
Lease financing	(979)	(586)	(645)

	(3,153)	(2,728)	(2,796)

Net loans, advances and other receivables	299,779	277,962	259,176

Profit Announcement    39

Appendices
9. Asset Quality

	As At
	30/06/07	31/12/06	30/06/06
	$M	$M	$M
Total Impaired Assets
Gross non–accruals	421	338	326
Less individually assessed provisions for impairment	(199)	(171)	(171)

Total net impaired assets	222	167	155

Net impaired assets by geographical segment
Australia	213	159	146
Overseas	9	8	9

Total	222	167	155

	Full Year Ended		Half Year Ended
	30/06/07	30/06/06	30/06/07	31/12/06
	$M	$M	$M	$M
Provisions for impairment Losses
Collective provision
Opening balance	1,046	1,021	1,040	1,046
Total charge against profit and loss for impairment losses	434	398	239	195
Net transfer to individually assessed provisions	(507)	(440)	(268)	(239)
Transfer from other credit provisions	—	—	(5)	5
Impairment losses recovered	103	127	48	55
Adjustments for foreign exchange movements and other items	9	(7)	4	5

	1,085	1,099	1,058	1,067
Impairment losses written off	(51)	(53)	(24)	(27)

Closing balance	1,034	1,046	1,034	1,040

Individually assessed provisions
Opening balance	171	191	171	171
Change against profit and loss for:
New and increased provisioning	523	468	274	249
Less write–back of provisions no longer required	(16)	(28)	(6)	(10)

Net transfer from collective provisions	507	440	268	239

Discount unwind to interest income	(6)	(13)	(3)	(3)
Adjustments for foreign exchange movements and other items	(5)	(3)	(1)	(4)
Impairment losses	(468)	(444)	(236)	(232)

Closing balance	199	171	199	171

Total provisions for impairment	1,233	1,217	1,233	1,211
Other credit provisions	23	24	23	19

Total provisions for impairment	1,256	1,241	1,256	1,230

	%	%	%	%
Provision Ratios
Collective provisions as a % of gross loans and acceptances	0.32	0.37	0.32	0.35
Collective provisions as a % of risk weighted assets	0.42	0.48	0.42	0.44
Individually assessed provisions for impairment as a % of gross impaired assets (1)	23.8	24.5	23.8	23.4
Total provisions for impairment losses as a % of gross impaired assets	298.3	380.7	298.3	363.9

(1)	Bulk portfolio provisions of $99 million at 30 June 2007 ($92 million at 31 December 2006 and $91 million at 30 June 2006) to cover unsecured personal loans and credit card lending have been deducted from individually assessed provisions to calculate this ratio. These provisions are deducted due to the exclusion of the related assets from gross impaired assets. The related asset amounts are instead included in the 90 days or more past due disclosure.

	Full Year Ended		Half Year Ended
	30/06/07	30/06/06	30/06/07	31/12/06
	%	%	%	%
Impaired Asset Ratios
Gross impaired assets as % of risk weighted assets	0.17	0.15	0.17	0.14
Net impaired assets as % of:
Risk weighted assets	0.09	0.07	0.09	0.07
Total shareholders’ equity	0.91	0.73	0.91	0.74

40      Commonwealth Bank of Australia

Appendices
9. Asset Quality (continued)

	Full Year Ended		Half Year Ended
	30/06/07	30/06/06	30/06/07	31/12/06
	$M	$M	$M	$M
Impaired Assets
Total income received	7	11	3	4
Interest income forgone	5	11	2	3

	Full Year Ended		Half Year Ended
	30/06/07	30/06/06	30/6/07	31/12/06
	$M	$M	$M	$M
Movement in Impaired Asset Balances
Gross impaired assets at period beginning	326	395	338	326
New and increased	928	745	527	401
Balances written off	(482)	(450)	(241)	(241)
Returned to performing or repaid	(351)	(364)	(203)	(148)

Gross impaired assets at period end	421	326	421	338

The following amounts comprising loans less than $250,000 are reported in accordance with regulatory returns to APRA. They are not classified as impaired assets and therefore not included within the above impaired asset summary.

	As At
	30/06/07	31/12/06	30/06/06
	$M	$M	$M
Loans Accruing but Past Due 90 Days or More (consumer segment)
Housing loans	198	161	155
Other loans	144	133	137

Total	342	294	292

Provisioning Policy
Provisions for impairment are maintained at an amount adequate to cover incurred credit related losses.
The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If there is objective evidence of impairment, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the expected future cash flows discounted at the financial asset’s original effective interest rate. Short term balances are not discounted.
Profit Announcement     41

Appendices
10. Deposits and Other Public Borrowings

	Half Year Ended
	30/06/07	31/12/06	30/06/06
	$M	$M	$M
Australia
Certificates of deposits	20,165	20,590	18,185
Term deposits	50,888	46,004	43,210
On demand and short-time deposits	93,994	85,691	81,547
Deposits not bearing interest	6,662	6,617	5,872
Securities sold under agreements to repurchase	3,323	2,478	1,380

Total Australia	175,032	161,380	150,194

Overseas
Certificates of deposits	903	2,414	959
Term deposits	16,416	14,987	13,790
On demand and short-term deposits	9,183	8,351	7,088
Deposits not bearing interest	1,818	1,672	1,166
Securities sold under agreements to repurchase	30	15	30

Total Overseas	28,350	27,439	23,033

Total deposits and other public borrowings	203,382	188,819	173,227

42      Commonwealth Bank of Australia

Appendices
11. Financial Reporting by Segments
This note sets out segment reporting in accordance with statutory reporting requirements. Refer to the business analysis at the front of this report for detailed profit and loss accounts by segment.

	Full Year Ended 30 June 2007
Primary Segment		Funds
Business Segments	Banking	Management	Insurance	Total
Income Statement	$M	$M	$M	$M

Interest income	23,862	—	—	23,862
Insurance premium and related revenue	—	—	1,117	1,117
Other income	3,341	3,991	858	8,190

Total revenue	27,203	3,991	1,975	33,169

Interest expense	16,826	—	—	16,826

Segment result before income tax	5,154	805	579	6,538
Income tax expense	(1,423)	(390)	(228)	(2,041)

Segment result after income tax	3,731	415	351	4,497
Minority interests	(27)	—	—	(27)

Segment result after income tax and minority interests	3,704	415	351	4,470

Net profit attributable to Equity holders of the Bank	3,704	415	351	4,470

Non—Cash Expenses
Intangible asset amortisation	69	—	1	70
Loan impairment expense	434	—	—	434
Depreciation	191	3	6	200
Defined benefit superannuation plan (income)/expense	(8)	—	—	(8)
Other	60	41	—	101

Balance Sheet
Total assets	397,093	18,237	9,809	425,139
Acquisition of property, plant & equipment, intangibles and other non—current assets	410	2	38	450
Investments in associates	145	680	11	836
Total liabilities	377,467	15,397	7,831	400,695

	Full Year Ended 30 June 2007
Primary Segment		Funds
Business Segments	Banking	Management	Insurance	Total
Income Statement	$M	$M	$M	$M

Interest income	19,758	—	—	19,758
Insurance premium and related revenue	—	—	1,052	1,052
Other income	3,036	3,687	1,031	7,754

Total revenue	22,794	3,687	2,083	28,564

Interest expense	13,244	—	—	13,244

Segment result before income tax	4,559	643	657	5,859
Income tax expense	(1,328)	(331)	(241)	(1,900)

Segment result after income tax	3,231	312	416	3,959
Minority interest	(28)	(3)	—	(31)

Segment result after income tax and minority interests	3,203	309	416	3,928

Net profit attributable to Equity holders of the Bank	3,203	309	416	3,928

Non—Cash Expenses
Intangible asset amortisation	49	—	—	49
Loan impairment expense	398	—	—	398
Depreciation	157	2	5	164
Defined benefit superannuation plan (income)/expense	35	—	—	35
Other	65	1	—	66

Balance sheet
Total assets	340,254	19,201	9,648	369,103
Acquisition of property, plant & equipment, intangibles and other non—current assets	510	94	8	612
Investments in associates	106	52	32	190
Total liabilities	324,185	16,423	7,152	347,760

Profit Annoucement      43

Appendices
11. Financial Reporting by Segments (continued)

Secondary Segment	Full Year Ended
Geographical Segments	30/06/07		30/06/06
Financial Performance	$M	%	$M	%

Revenue
Australia	26,350	79.5	22,802	79.8
New Zealand	4,517	13.6	4,021	14.1
Other countries (1)	2,302	6.9	1,741	6.1

	33,169	100.0	28,564	100.0

Net profit attributable to Equity holders of the Bank
Australia	3,538	79.2	3,200	81.5
New Zealand	492	11.0	387	9.8
Other countries (1)	440	9.8	341	8.7

	4,470	100.0	3,928	100.0

Assets
Australia	341,588	80.3	304,831	82.6
New Zealand	55,916	13.2	43,318	11.7
Other countries (1)	27,635	6.5	20,954	5.7

	425,139	100.0	369,103	100.0

Acquisition of Property, Plant & Equipment and Intangibles and Other non—current assets
Australia	360	80.0	564	92.2
New Zealand	80	17.8	34	5.5
Other countries (1)	10	2.2	14	2.3

	450	100.0	612	100.0

(1)	Other countries were: United Kingdom, United States of America, Japan, Singapore, Malta, Hong Kong, Grand Cayman, Fiji, Indonesia, China and Vietnam.
The geographical segment represents the location in which the transaction was booked.
44     Commonwealth Bank of Australia

Appendices
12. Integrated Risk Management (Excludes Insurance and Funds Management)
The major categories of risk actively managed by the Group include credit risk, liquidity and funding risk, market risk and other operational risks. The 2006 Annual Report pages 29 to 32, Integrated Risk Management, details the major risks managed by a diversified financial institution.
Credit Risk
The Group uses a portfolio approach for the management of its credit risk. A key element is a well diversified portfolio. The Group is using various portfolio management tools to assist in diversifying the credit portfolio.
The commercial portfolio remains well rated and low actual Loan impairment were experienced during the year.

	30/06/07	31/12/06	30/06/06
Industry On Balance Sheet Exposure	%	%	%

Accommodation, cafes and restaurants	1.0	1.0	1.0
Agriculture, forestry and fishing	2.8	2.8	2.8
Communication services	0.2	0.3	0.4
Construction	1.2	1.2	1.4
Cultural and recreational services	0.6	0.5	0.6
Electricity, gas and water supply	1.5	1.5	1.6
Finance and insurance	13.6	13.0	12.2
Government administration and defence	1.1	1.4	1.2
Health and community services	1.8	1.5	1.5
Manufacturing	3.3	3.3	3.1
Mining	1.1	1.2	0.8
Personal and other services	0.7	0.6	0.6
Property and business services	7.9	8.1	8.3
Retail trade	1.9	1.6	1.7
Transport and storage	2.6	2.8	2.5
Wholesale trade	1.2	1.3	1.4
Consumer	57.5	57.9	58.9

	100.0	100.0	100.0

The Group has the bulk of committed exposures concentrated in Australia and New Zealand.

	30/06/07	31/12/06	30/06/06
Regional Credit Exposure	%	%	%

Australia	80.6	81.0	82.6
New Zealand	15.2	14.6	13.6
Europe	2.2	2.1	1.8
Americas	1.0	1.5	1.2
Asia	0.8	0.6	0.6
Other	0.2	0.2	0.2

	100.0	100.0	100.0

	30/06/07	31/12/06	30/06/06
Commercial Portfolio Quality	%	%	%

AAA/AA	30	30	31
A	17	17	20
BBB	20	20	17
Other	33	33	32

As a measure of individually risk rated commercial portfolio exposure (including finance and insurance), the Group has 67% of commercial exposures at investment grade quality.
Profit Annoucement     45

Appendices
12. Integrated Risk Management (continued)
The Group in its daily operations is exposed to a number of market risks which are detailed in the 2006 Annual Report under Integrated Risk Management (pages 29 to 32) and Note 43 Market Risk.
Interest Rate Risk
Interest rate risk in the Balance Sheet is discussed within Note 43 of the 2006 Annual Report.
Next 12 months’ Earnings
The potential impact on net interest earnings of a 1% parallel rate shock and the expected change in price of assets and liabilities held for purposes other than trading is as follows:

	30/06/07	31/12/06	30/06/06
Interest Rate Risk	%	%	%

(expressed as a % of expected next 12 months’ earnings)
Average monthly exposure	1.3	1.2	1.1
High month exposure	2.2	2.2	2.1
Low month exposure	0.4	0.3	0.2

Value at Risk (VaR)
VaR within Financial Markets Trading is discussed in the 2006 Annual Report (page 30 Integrated Risk Management). The following table provides a summary of VaR by type.
In the June 2007 half year, the Group implemented a new methodology for the measurement of credit spread VaR. The new methodology now captures the diversification benefit between credit spread risk and other risk types. Prior periods credit spread risk are reported in undiversified risk.

	Average VaR	Average VaR	Average VaR
	During	During	During
	June 2007	December 2006	June 2006
	Half Year	Half Year	Half Year
VaR Expressed based on 97. 5% confidence	$M	$M	$M

Group
Interest rate risk	3.61	3.08	2.95
Exchange rate risk	0.78	0.54	0.65
Implied volatility risk	0.69	0.57	0.61
Equities risk	0.15	0.14	0.09
Commodities risk	0.65	0.71	1.20
Credit spread risk (1)	4.22	—	—
Diversification benefit (1)	(4.17)	(1.73)	(2.24)

Total general market risk	5.93	3.31	3.26
Undiversified risk (1)	1.60	6.75	6.53
ASB Bank	0.45	0.27	0.30

Total	7.98	10.33	10.09

The 97.5% confidence interval is used internally by management for operational monitoring of traded market risk. The 99.0% confidence interval is shown to enable external comparison.

	Average VaR	Average VaR	Average VaR
	During	During	During
	June 2007	December 2006	June 2006
	Half Year	Half Year	Half Year
VaR Expressed based on 99. 0% confidence	$M	$M	$M

Group
Interest rate risk	4.60	4.07	3.76
Exchange rate risk	0.95	0.72	0.77
Implied volatility risk	0.88	0.74	0.80
Equities risk	0.19	0.18	0.11
Commodities risk	0.81	0.93	1.61
Credit spread risk (1)	6.19	—	—
Diversification benefit (1)	(6.24)	(2.38)	(3.03)

Total general market risk	7.38	4.26	4.02
Undiversified risk (1)	1.72	7.93	7.68
ASB Bank	0.55	0.34	0.40

Total	9.65	12.53	12.10

(1)	In the half year to 30 June 2007, the Group implemented a new methodology for the measurement of credit spread VaR. The new methodology now captures the diversification benefit between credit spread risk and other risk types. Prior periods’ credit spread risk are reported in undiversified risk.
46     Commonwealth Bank of Australia

Appendices
13. Capital Adequacy

	30/06/07	31/12/06	30/06/06
Risk-Weighted Capital Ratios	%	%	%

Tier One	7.14	7.06	7.56
Tier Two	3.41	3.49	3.10
Less deductions	(0.79)	(0.77)	(1.00)

Total Capital	9.76	9.78	9.66

Adjusted Common Equity (1)	4.79	4.70	4.50

	30/06/07	31/12/06	30/06/06
Regulatory Capital	$M	$M	$M

Tier One Capital
Shareholders’ Equity	24,444	22,487	21,343
Reverse effect to Shareholders’ Equity of AIFRS transition (2)	—	—	7,183
Reverse effect of AIFRS during the period to 30 June 2006: (2)	-
Purchase/(sale) and vesting of treasury shares	—	—	10
Actuarial (gains) and losses from defined benefit superannuation plans	—	—	(387)
Realised gains and dividend income on treasury shares held within the Group’s life insurance statutory funds	—	—	(85)
Cash flow hedge reserve	—	—	(20)
Employee compensation reserve	—	—	(11)
General reserve for credit losses	—	—	(92)
Available-for-sale investments	—	—	(9)
Defined benefit superannuation plans expense	—	—	25
Treasury shares valuation adjustment	—	—	100
Preference share capital	—	—	(687)
Issue of hybrid instruments	—	—	1,147
Other	—	—	(6)

Adjusted Shareholders’ equity	24,444	22,487	28,511
Treasury shares	255	294	—
Estimated reinvestment under Dividend Reinvestment Plan (3)	485	248	303
Irredeemable non-cumulative preference shares (4)	2,535	2,582	—
Eligible loan capital	245	263	281
Deferred fees	97	123	—
Retained earnings (5)	752	752	—
Employee compensation reserve	51	73	—
Cash flow hedge reserve	(440)	(182)	—
General reserve for credit losses (after tax)	(350)	(350)	—
Available-for-sale investments reserve	35	(38)	—
Foreign currency translation reserve related to non-consolidated subsidiaries	(8)	(25)	160
Asset revaluation reserve	(185)	(130)	(131)
Expected dividend	(1,939)	(1,380)	(1,668)
Goodwill (6)	(7,632)	(7,579)	(4,416)
Intangible component of investment in non—consolidated subsidiaries (6)	—	—	(5,397)
Minority interests in life insurance statutory funds and other funds	—	—	(1,158)
Capitalised expenses	(136)	(100)	(122)
Capitalised computer software costs	(297)	(267)	—
Equity investments in other companies (7)	(700)	(820)	—
Defined benefit superannuation plans surplus (8)	(1,270)	(1,018)	—
Deferred tax	(37)	(39)	—
Other	(34)	18	(9)
Transitional Tier One Capital relief on adoption of AIFRS (9)	1,641	1,641	—

Total Tier One Capital	17,512	16,553	16,354

(1)	Adjusted Common Equity (“ACE”) is one measure considered by Standard & Poor’s in evaluating the Group’s credit rating. The ACE ratio has been calculated in accordance with Standard & Poor’s methodology at 30 June 2007.

(2)	APRA required regulatory capital to continue to be calculated in accordance with AGAAP accounting principles until 1 July 2006. As such, all material changes to capital resulting from the Group adopting AIFRS accounting standards on 1 July 2005 have been reversed from regulatory capital for 2006.

(3)	Based on reinvestment experience related to the Bank’s Dividend Reinvestment Plan and approved by APRA.

(4)	Represents capital instruments classified as debt under AIFRS but approved by APRA as capital instruments.

(5)	Represents the write down in retained earnings upon adoption of AIFRS within the non-consolidated subsidiaries.

(6)	30 June 2007 and 31 December 2006 balances represents total Goodwill and other intangibles (excluding capitalised computer software costs) under AIFRS which is required to be deducted from Tier One Capital. The increase from 30 June 2006 principally represents the intangible component of the carrying value of the life insurance and funds management business which was transferred to Goodwill on adoption of AIFRS.

(7)	Represents the Group’s non-controlling equity interest in a major infrastructure asset.

(8)	In accordance with APRA regulations, the surplus (net of tax) in the Bank’s defined benefit superannuation fund which is included in shareholders’ equity must be deducted from Tier One Capital.

(9)	APRA has granted transitional relief for Tier One and Two Capital (including the value of acquired inforce business of $1,339 million) on adoption of AIFRS, which expires 1 January 2008.
Profit Annoucement      47

Appendices
13. Capital Adequacy (continued)

	30/06/07	31/12/06	30/06/06
Regulatory Capital	$M	$M	$M

Tier Two Capital
Collective provision for impairment losses (1)	1,034	1,040	1,046
Other credit provisions(1)	23	19	—
Fair value credit adjustments(1)	24	31	—
General reserve for credit losses (pre-tax equivalent) (1)	500	500	500

Prudential general reserve for credit losses (1)	1,581	1,590	1,546
Future income tax benefit related to prudential general reserve for credit losses	(474)	(477)	(464)
Asset revaluation reserve (2)	83	59	131
Upper Tier Two note and bond issues	191	212	235
Lower Tier Two note and bond issues (3) (4)	6,922	6,780	5,335
Other	(12)	(62)	(58)
Transitional Tier Two Capital relief on adoption of AIFRS (5)	74	74	—

Total Tier Two Capital	8,365	8,176	6,725

Total Tier One and Tier Two Capital	25,877	24,729	23,079

(1)	Prior to 1 July 2006 APRA required a minimum ratio of 0.5% (after tax) of risk weighted assets which comprised the collective provision for impairment losses and the General Reserve for Credit Losses. From 1 July 2006 there is no longer a minimum regulatory requirement. The Prudential General Reserve for Credit Losses is now comprised of the collective provision for impairment losses, other credit provisions, fair value credit adjustments and a general reserve for credit losses within shareholders’ equity which is an additional amount reserved over and above APRA requirements.

(2)	From 1 July 2006 APRA allows only 45% of the asset revaluation reserve to be included in Tier Two Capital.

(3)	APRA requires these Lower Tier Two note and bond issues to be included as if they were unhedged.

(4)	For regulatory capital purposes, Lower Tier Two note and bond issues are amortised by 20% of the original amount during each of the last four years to maturity.

(5)	APRA has granted transitional relief for Tier One and Two Capital on adoption of AIFRS, which expires 1 January 2008.

	30/06/07	31/12/06	30/06/06
Regulatory Capital	$M	$M	$M

Total Capital before deductions	25,877	24,729	23,079
Deduct:
Investment in non–consolidated subsidiaries (net of intangible component deducted from Tier One Capital):
Shareholders’ net tangible assets in life and funds management businesses	(1,946)	(2,068)	(1,902)
Reverse effect of transition to AIFRS	(592)	(592)	(592)
Capital in other non-consolidated subsidiaries	(836)	(456)	(256)
Value of acquired inforce business (1)	—	—	(1,339)
Less: non-recourse debt	2,265	2,133	2,077
Funds Management Securities (2)	700	700	—

	(409)	(283)	(2,012)
Value of acquired inforce business (1)	(1,339)	(1,339)	—

	(1,748)	(1,622)	(2,012)
Other deductions	(178)	(166)	(151)

Total Capital	23,951	22,941	20,916

(1)	Value of acquired inforce business (excess of market value over net assets), which was transferred to Goodwill upon adoption of AIFRS.

(2)	Funds Management Securities issued September 2006.

	30/06/07	31/12/06	30/06/06
Adjusted Common Equity (1)	$M	$M	$M

Tier One Capital	17,512	16,553	16,354
Add:
Deferred Income Tax	37	39	—
Equity investments in other companies (2)	700	820	—
Deduct:
Eligible loan capital	(245)	(263)	(281)
Other hybrid equity instruments	(3,474)	(3,522)	(3,659)
Minority interest (net of minority interest component deducted from Tier One Capital)	(512)	(508)	(508)
Investment in non–consolidated subsidiaries (net of intangible component deducted from Tier One Capital) (3)	(409)	(283)	(2,012)
Other deductions	(178)	(166)	(151)
Impact upon adoption of AIFRS (4)	(1,641)	(1,641)	—

Total Adjusted Common Equity	11,790	11,029	9,743

(1)	Adjusted Common Equity (“ACE”) is one measure considered by Standard & Poor’s in evaluating the Group’s credit rating. The ACE ratio has been calculated in accordance with Standard & Poor’s methodology at 30 June 2007.

(2)	Represents the Bank’s non-controlling interest in a major infrastructure asset.

(3)	Balance at 30 June 2007 and 31 December 2006 excludes $1,339 million associated with excess of market value over net assets which was transferred to goodwill upon adoption of AIFRS.

(4)	Standards and Poor’s calculation of ACE Capital did not allow for any relief upon adoption of AIFRS.

48     Commonwealth Bank of Australia

Appendices
13. Capital Adequacy (continued)

				Risk
	Face Value			Weights	Risk–Weighted Balance
	30/06/07	31/12/06	30/06/06		30/06/07	31/12/06	30/06/06
	$M	$M	$M	%	$M	$M	$M

Risk-Weighted Assets
On Balance Sheet assets
Cash, claims on Reserve Bank of Australia, short term claims on Australian Commonwealth and State Government and Territories, and other zero–weighted assets	27,844	29,442	23,301	0	—	—	—
Claims on OECD Banks and local governments	15,903	14,227	16,742	20	3,181	2,845	3,348
Advances secured by residential property	174,435	170,377	157,962	50	87,217	85,189	78,981
All other assets	129,247	122,858	110,971	100	129,247	122,858	110,971

Total on Balance Sheet assets – credit risk	347,429	336,904	308,976		219,645	210,892	193,300
Total off Balance Sheet exposures – credit risk					21,579	20,032	19,691
Risk-weighted assets – market risk					4,123	3,645	3,447

Total risk-weighted assets (regulatory) (1)					245,347	234,569	216,438

(1)	In calculating risk weighted assets in accordance with Standard and Poor’s agreed methodology, the equity investment in other companies (June 2007: $0.7 billion, December 2006: $0.8 billion) is required to be added to regulatory risk weighted assets as this amount is not deducted from ACE Capital. On an unrelated transaction, in December 2006 an amount of $0.8 billion was required to be deducted from risk weighted assets in calculation of the ACE Capital ratio due difference in treatment between Standard and Poor’s and APRA on the treatment of set-off arrangements where they are recognised from a legal and accounting perspective. This difference no longer applies at 30 June 2007. The risk weighted asset balance as used for the purpose of ACE Capital ratio for 2007 is $246,047 million.
Active Capital Management
The Group maintains a strong capital position. The Total Capital Ratio increased from 9.66% at 30 June 2006 to 9.76% at 30 June 2007. The Tier One Capital ratio decreased from 7.56% to 7.14% during the year reflecting the acquisition of a major infrastructure asset in the United Kingdom and growth in Risk Weighted Assets.
During the second half of the financial year both the Total and the Tier One Capital ratios have remained fairly stable.
Risk Weighted Assets increased to $245 billion at 30 June 2007 due to strong growth in lending assets particularly in the business/corporate sector.
In February 2007, the Group’s long term credit rating was upgraded by Standard and Poor’s to ‘AA’ from ‘AA-’ with the short term rating affirmed at ‘A-1+’. Moody’s Investor Services upgraded the Group’s long term rating from ‘Aa3’ to ‘Aa1’ and reaffirmed the short term rating at ‘P-1’ in May 2007.
Adoption of IFRS and Transitional Relief
The Group adopted the Australian equivalent to International Financial Reporting Standards (“AIFRS”) on 1 July 2005. However, APRA required reporting under AGAAP accounting principles to continue for regulatory capital purposes until the introduction of revised prudential standards, which took effect on 1 July 2006.
With the introduction of the revised prudential standards, APRA granted transitional relief in relation to changes to their prudential regulations from 1 July 2006 until 31 December 2007.
Total transitional relief of $1,715 million is comprised of $1,641 million relief for Tier One Capital and $74 million of relief for Upper Tier Two Capital.
Adjusted Common Equity
The Adjusted Common Equity (“ACE”) ratio at 30 June 2007 is 4.79%, an increase from 4.39% at 1 July 2006 (on an AIFRS basis). Standard & Poor’s did not grant any transition relief for the impact of AIFRS adjustments.
Significant Initiatives
The following significant initiatives were undertaken to actively manage the Group’s capital:
Tier One Capital
•	Issue of $300 million and $518 million worth of shares in October 2006 and April 2007 respectively to satisfy the Dividend Reinvestment Plan (“DRP”) in respect of the final dividend for 2005/06 and interim dividend for 2006/07. The large increase in shares issued in April 2007 as part of the DRP was primarily as a result of the change in the DRP rules approved by the Board in September 2006.
•	In accordance with APRA guidelines, the estimated issue of $485 million of shares to satisfy the DRP in respect of the final dividend for 2006/07. This estimate represents a 25% participation in the DRP in respect of the final dividend.
Tier Two Capital
•	Issue of the equivalent of $2,331 million of Lower Tier Two in Capital, including $500 million during the second half of the financial year; offset by
•	The call and maturity of the equivalent of $206 million of Tier Two note and bond issues (all in relation to the first half of the financial year);
•	Decrease in the value of Tier Two note and bond issues of $467 million resulting from changes in foreign exchange movements (whilst these notes are hedged, the unhedged value is included in the calculation of regulatory capital in accordance with the APRA regulations); and
•	The reduction in Tier Two note and bond issues of $71 million due to amortisation.
Other Capital Initiatives
Issue of $700 million hybrid securities, called Funds Management Securities (“FMS”) in September 2006. The coupons on the FMS, and in some cases repayment of capital, will depend on the fees generated by the Australian Funds Management business of the Group. The issue of FMS forms part of the Group’s ongoing commitment to efficient innovative capital management.
Deductions from Total Capital
During the year a decrease in deductions for investment in non-consolidated subsidiaries primarily reflects up-streaming of dividends from the Colonial group of companies.

Profit Announcement     49

Appendices
13. Capital Adequacy (continued)
Life & Funds Management Activities
As required by APRA, the Group’s investment in its life insurance and funds management companies is deducted from regulatory capital to arrive at the Banking Group Capital Ratios. The Group’s insurance and funds management companies held an estimated $738 million excess over regulatory capital requirements at 30 June 2007 in aggregate.
Events Subsequent to Balance Date
On 1 June 2007, the Group announced an offer of Perpetual Exchangeable Resaleable Listed Securities (PERLS IV). The offer raised $1,465 million in July 2007. The issue of PERLS IV forms part of the Group’s capital management strategy, structured to meet APRA’s new regulatory capital requirements for Non-Innovative Residual Tier One Capital, effective January 2008. At 30 June 2007, this would have increased Tier One Capital to 7.72% and Total Capital to 10.35%.

50     Commonwealth Bank of Australia

Appendices
14. Share Capital

	Full Year Ended		Half Year Ended
	30/06/07	30/06/06	30/06/07	31/12/06
Ordinary Share Capital	$M	$M	$M	$M

Opening balance (excluding Treasury Shares deduction)	13,901	13,872	14,214	13,901
Dividend reinvestment plan: Final dividend prior year	300	262	—	300
Dividend reinvestment plan: Interim dividend	518	219	518	—
Share buy-back	—	(500)	—	—
Exercise of executive options	19	50	6	13
Issue costs	—	(2)	—	—

Closing balance (excluding Treasury Shares deduction)	14,738	13,901	14,738	14,214
Less Treasury Shares	(255)	(396)	(255)	(294)

Closing Balance	14,483	13,505	14,483	13,920

	Full Year Ended		Half Year Ended
	30/06/07	30/06/06	30/06/07	31/12/06
Shares on Issue	Number	Number	Number	Number

Opening balance (excluding treasury share deduction)	1,282,904,909	1,280,276,172	1,290,017,862	1,282,904,909
Dividend reinvestment plan issue:			—
2004/2005 Final dividend fully paid ordinary shares at $37.19	—	7,032,857	—	—
2005/2006 Interim dividend fully paid ordinary shares at $43.89	—	4,979,668	—	—
2005/2006 Final dividend fully paid ordinary shares at $45.24	6,638,553	—	—	6,638,553
2006/2007 Interim dividend fully paid ordinary shares at $50.02	10,343,514	—	10,343,514	—
Share buy-back	—	(11,139,988)	—	—
Exercise under executive option plan	696,400	1,756,200	222,000	474,400

Closing balance (excluding Treasury Shares deduction)	1,300,583,376	1,282,904,909	1,300,583,376	1,290,017,862
Less Treasury Shares	(7,611,744)	(11,085,258)	(7,611,744)	(9,235,153)

Closing balance	1,292,971,632	1,271,819,651	1,292,971,632	1,280,782,709

Terms and Conditions of Ordinary Share Capital
Ordinary shares have the right to receive dividends as declared and in the event of winding up the Company, to participating in the proceeds from sale of surplus assets in proportion to the number of and amounts paid up on shares held.
A shareholder has one vote on a show of hands and one vote for each fully paid share on a poll. A shareholder may be present at a general meeting in person or by proxy or attorney, and if a body corporate, it may also authorise a representative.
Dividend Franking Account
After fully franking the final dividend to be paid for the year ended 30 June 2007 the amount of credits available, as at 30 June 2007 to frank dividends for subsequent financial years is $559 million (June 2006: nil). This figure is based on the combined franking accounts of the Bank at 30 June 2007, which have been adjusted for franking credits that will arise from the payment of income tax payable on profits for the year ended 30 June 2007, franking debits that will arise from the payment of dividends proposed for the year and franking credits that the Bank may be prevented from distributing in subsequent financial periods. The Bank expects the future tax payments will generate sufficient franking credits for the Bank to be able to fully frank future dividend payments. These calculations have been based on the taxation law as at 30 June 2007.
Dividends
The Directors have declared a fully franked final dividend of 149 cents per share amounting to $1,939 million. The dividend will be payable on 5 October 2007 to shareholders on the register at 5pm on 24 August 2007.
The Board determines the dividends per share based on net profit after tax (“cash basis”) per share, having regard to a range of factors including:
•	Current and expected rates of business growth and the mix of business;
•	Capital needs to support economic, regulatory and credit ratings requirements;
•	The rate of return on assets;
•	Investments and/or divestments to support business development; and
•	Periodic accounting volatility due to the application of “AASB 139 Financial Instruments: Recognition and Measurement”.
Dividends paid since the end of the previous financial year:
•	As declared in the 31 December 2006 Profit Announcement, a fully franked interim dividend of 107 cents per share amounting to $1,380 million was paid on 5 April 2007. The payment comprised cash disbursements of $862 million with $518 million being reinvested by participants through the Dividend Reinvestment Plan.
Dividend Reinvestment Plan
The Bank expects to issue around $485 million of shares in respect of the Dividend Reinvestment Plan for the final dividend for 2006/07.
Record Date
The register closes for determination of dividend entitlement and for participation in the DRP at 5:00pm on 24 August 2007 at Link Market Services, Locked Bag A14, Sydney South, 1235.
Ex Dividend Date
The ex-dividend date is 20 August 2007.

Profit Announcement     51

Appendices
15. Life Insurance Business
Life Insurance Contract liabilities
Appropriately qualified actuaries have been appointed in respect of each life insurance business and they have reviewed and satisfied themselves as to the accuracy of the policy liabilities included in this Financial Report, including compliance with the regulations of the Life Insurance Act (“Life Act”) 1995 where appropriate. Details are set out in the various statutory returns of these life insurance entities.
Life Investment Contract liabilities
Investment contracts consist of a financial instrument and an investment management services element, both of which are measured at fair value. The resulting liabilities to policyholders are closely linked to the performance and the value of the assets (after tax) that back those liabilities. The fair value of such liabilities is therefore the same as the fair value of those assets, after tax on the basis charged to the policyholders.

	30/06/07	31/12/06	30/06/06
Components of Policy Liabilities (1)	$M	$M	$M

Future policy benefits (2)	23,569	24,666	23,916
Future bonuses	1,304	1,197	1,128
Future expenses	2,120	1,997	1,844
Future profit margins	1,490	1,517	1,388
Future charges for acquisition expenses	(438)	(442)	(434)
Balance of future premiums	(6,544)	(6,290)	(5,706)
Provisions for bonuses not allocated to participating policyholders	112	84	89

Total policy liabilities	21,613	22,729	22,225

(1)	Includes both investment and insurance business.

(2)	Including bonuses credited to policyholders in prior years.
Taxation
Taxation has been allowed for in the determination of policy liabilities in accordance with the relevant legislation applicable in each market.
Actuarial Methods and Assumptions
Insurance contract policy liabilities have been calculated in accordance with AASB 1038 (“Life Insurance Contracts”) and the Margin on Services (“MoS”) methodology as set out in Actuarial Standard 1.04 – Valuation Standard (“AS1.04”) issued by the Life Insurance Actuarial Standards Board (“LIASB”). The principal methods and profit carriers used for particular product groups were as follows:

Product Type	Method	Profit Carrier

Individual

Conventional	Projection	Bonuses or expected claim payments
Investment account	Projection	Bonuses or funds under management
Lump sum risk	Projection	Premiums/Expected claim payment
Income stream risk	Projection	Expected claim payments
Immediate annuities	Projection	Annuity payments

Group

Investment account	Projection	Bonuses or funds under management
Lump sum risk	Accumulation/Projection	Expected claim payments
Income stream risk	Accumulation/Projection	Expected claim payments

The “Projection Method” measures the present values of estimated future policy cash flows to calculate policy liabilities. The policy cash flows incorporate investment income, premiums, expenses, redemptions and benefit payments.
Bonuses are amounts added, at the discretion of the life insurer, to the benefits currently payable under Participating Business. Bonuses may take a number of forms including reversionary bonuses, interest credits and terminal bonuses (payable on the termination of the policy).
Actuarial assumptions
Set out below is a summary of the material assumptions used in the calculation of policy liabilities.
Discount rates
Discount rates are used to discount future cash flows in the determination of policy liabilities. Where insurance contract benefits are linked to the performance of the underlying assets, the discount rates are based on the expected earnings rate on the assets held (Traditional and Investment Account contracts). For all other insurance contracts, the discount rates are based on risk free rates of return. Allowance is made for taxation where relevant and for the nature and term of the liabilities. The following table shows the appreciation rates for the major classes of business in Australia and New Zealand. The changes relate to changes in long term earnings rates and asset mix.

52     Commonwealth Bank of Australia

Appendices
15. Life Insurance Business (continued)

	June 2007	December 2006	June 2006
Class of Business – Australia (1)	Rate Range %	Rate Range %	Rate Range %

Traditional – ordinary business (after tax)	4. 38 – 6. 34	4. 12 – 6. 07	6. 00 – 6. 75
Traditional – superannuation business (after tax)	5. 32 – 7. 75	5. 01 – 7. 42	7. 33 – 8. 26
Annuity – term and lifetime (exempt from tax)	6. 52 – 7. 09	6. 17 – 6. 63	5. 79 – 6. 30
Term insurance (before tax)	6. 25 – 6. 46	5. 86 – 6. 25	5. 58 – 5. 81
Income protection (before tax)	6. 25 – 6. 46	5. 86 – 6. 25	5. 58 – 5. 81
Investment account – ordinary (after tax)	4.55	4.29	4.21
Investment account – superannuation (after tax)	5.53	5.22	5.12
Investment account – annuities (exempt from tax)	6.46	6.09	5.98

(1)	For New Zealand, investment earning rates assumed were 3.9% to 5.6% net of tax.
Bonuses
The calculation assumes that the long-term supportable bonuses will be paid, which is in line with company bonus philosophy. There have been no significant changes to these assumptions.
Maintenance expenses
The maintenance expenses are based on an internal analysis of experience and are assumed to increase in line with inflation each year and to be sufficient to cover the cost of servicing the business in the coming year after adjusting for one-off expenses. For Australian Participating Business, expenses continue on the previous charging basis with adjustments for actual experience and are assumed to increase in line with inflation each year.
Investment management expenses
Investment management expense assumptions now vary by asset classes and are based on the recently negotiated investment fees as set out in Fund Management Arrangements. There has been no significant change to overall investment fees.
Inflation
The inflation assumption is consistent with the investment earning assumptions.
Benefit indexation
The indexation rates were based on an analysis of past experience and estimated long term inflation and vary by business and product type. There have been no significant changes to these assumptions.
Taxation
The taxation basis and rates assumed vary by market and product type.
Voluntary discontinuance
Discontinuance rates were based on recent company and industry experience and vary by market, product, age and duration inforce. The experience has been broadly in line with assumptions. There have been no significant changes to these assumptions.
Surrender values
Current surrender value bases were assumed to apply in the future. There have been no significant changes to these assumptions.
Mortality and morbidity
Rates vary by sex, age, product type and smoker status. Rates were based on standard mortality tables applicable to each market (e.g. IA95-97 in Australia for retail risk, IM/IF80 for annuities), adjusted for recent company and industry experience where appropriate.
Solvency
Australian life insurers
Australian life insurers are required to hold prudential reserves in excess of the amount of policy liabilities. These reserves are required to support solvency requirements and provide protection against adverse experience. Actuarial Standard AS2.04 “Solvency Standard” (“S2.04”) prescribes a minimum solvency requirement and the minimum level of assets required to be held in each insurance fund. All controlled Australian insurance entities complied with the solvency requirements of AS2.04.
Overseas life insurers
Overseas insurance subsidiaries were required to hold reserves in excess of policy liabilities in accordance with local Acts and prudential rules. Each of the overseas subsidiaries complied with local requirements.
Managed assets & fiduciary activities
Arrangements were in place to ensure that asset management and other fiduciary activities of controlled entities were independent of the insurance funds and other activities of the Group.
Disaggregated information
Life Insurance business is conducted through a number of life insurance entities in Australia and overseas. Under the Australian Life Insurance Act 1995, life insurance business is conducted within one or more separate statutory funds, which are distinguished from each other and from the shareholders’ funds. The financial statements of Australian life insurers, which are lodged with the relevant Australian regulators show all major components of the financial statements disaggregated between the various life insurance statutory funds and their shareholders’ funds and as well as between investment linked business and non-investment linked business.

Profit Announcement     53

Appendices
16. Intangible Assets

	As At
	30/06/07	31/12/06	30/06/06
	$M	$M	$M

Total Intangible Assets
Goodwill	7,163	7,203	7,200
Computer software costs	297	267	229
Management fee rights	311	311	311
Other	64	65	69

Total intangible assets	7,835	7,846	7,809

Goodwill
Purchased goodwill – Colonial	6,705	6,705	6,705
Purchased goodwill – other	458	498	495

Total goodwill	7,163	7,203	7,200

Computer Software Costs
Cost	420	353	290
Accumulated amortisation	(123)	(86)	(61)

Total computer software costs	297	267	229

Management Fee Rights
Cost	311	311	311

Total management fee rights	311	311	311

Other
Cost	85	82	82
Accumulated amortisation	(21)	(17)	(13)

Total other	64	65	69

	Full Year Ended		Half Year Ended
	30/06/07	30/06/06	30/06/07	31/12/06
	$M	$M	$M	$M

Goodwill (reconciliation)
Opening balance	7,200	7,214	7,203	7,200
Additions	3	7	—	3
Impairment	(40)	(21)	(40)	—

Closing balance	7,163	7,200	7,163	7,203

Computer Software Costs (reconciliation)
Opening balance	229	182	267	229
Additions:
From acquisitions	20	—	20	—
From internal development	110	90	42	68
Amortisation	(62)	(43)	(32)	(30)

Closing balance	297	229	297	267

Management Fee Rights (reconciliation)
Opening balance	311	224	311	311
Additions:
From revaluations	—	87	—	—

Closing balance	311	311	311	311

Other (reconciliation)
Opening balance	69	36	65	69
Additions:
From acquisitions	3	39	3	—
Amortisation	(8)	(6)	(4)	(4)

Closing balance	64	69	64	65

54      Commonwealth Bank of Australia

Appendices
17. ASB Bank Group – Statutory View

	Full Year Ended
	30/06/07	30/06/06	30/06/07	30/06/06
Income Statement (1)	NZDM	NZDM	$M	$M

Interest income	3,816	3,210	3,340	2,861
Interest expense	2,926	2,406	2,561	2,144

Net interest earnings	890	804	779	717
Other income	420	344	368	307

Total operating income	1,310	1,148	1,147	1,024
Impairment losses on advances	18	19	16	17

Total operating income after debt provisions expense	1,292	1,129	1,131	1,007
Total operating expense	533	495	467	442
Salaries and other staff expense	314	276	275	246
Building occupancy and equipment expense	91	85	80	76
Information technology expense	50	50	44	45
Other expenses	78	84	68	75

Net surplus before taxation	759	634	664	565
Taxation	227	194	199	173

Net surplus after taxation (2)	532	440	465	392

	As At
	30/06/07	30/06/06	30/06/07	30/06/06
Balance Sheet (3)	NZDM	NZDM	$M	$M

Assets
Cash and liquid assets	3,013	911	2,734	750
Due from other banks	1,126	834	1,022	688
Money market advances	2,264	966	2,054	796
Securities at fair value through Income Statement	2,437	3,021	2,211	2,489
Derivative assets	761	511	691	421
Advances to customers	42,856	37,989	38,889	31,304
Property, plant and equipment	159	152	144	125
Intangible assets	36	20	33	16
Other assets (4)	241	164	219	135

Total assets	52,893	44,568	47,997	36,724

Total interest earning and discount bearing assets	51,658	43,682	46,877	35,994

Liabilities
Money and market deposits	17,334	14,390	15,730	11,857
Derivative liabilities	984	241	893	199
Deposits from customers	24,523	21,145	22,253	17,423
Due to other banks	5,935	5,531	5,386	4,558
Other liabilities	412	361	373	297
Deferred taxation liabilities	134	13	122	11
Current tax liabilities	—	15	—	12
Subordinated debt	451	183	409	151

Total liabilities	49,773	41,879	45,166	34,508

Shareholders’ Equity
Contributed capital – ordinary shareholder	1,563	1,013	1,418	835
Asset revaluation reserve	27	23	25	19
Cash flow hedge reserves	251	50	228	41
Accumulated surplus	729	1,053	661	868

Ordinary shareholders’ equity	2,570	2,139	2,332	1,763
Contributed capital – perpetual preference shareholders	550	550	499	453

Total shareholders’ equity	3,120	2,689	2,831	2,216

Total liabilities and shareholders’ equity	52,893	44,568	47,997	36,724

Total interest and discount bearing liabilities	46,277	39,852	41,994	32,838

(1)	Income Statement has been translated at AUD 1.00= NZD 1.1426 for the year ended 30 June 2007 (AUD 1.00= NZD 1.122 for year ended 30 June 2006).

(2)	On a statutory basis, reported net surplus after taxation has increased by 21% in New Zealand dollar terms. It should be noted that the current year is impacted by mark to market accounting gains on hedging swaps that are not reflective of the underlying economic reality. Excluding these gains, statutory basis net surplus after taxation has increased by 8% in New Zealand dollar terms.

(3)	Refer to appendix 22 for rates at which Balance Sheet has been translated.

(4)	Includes tax assets of NZD $38 million in the current year.
Profit Announcement      55

Appendices
18. ASX Appendix 4E

Cross Reference Index	Page

Results for Announcement to the Market (Rule 4.3A Item No. 2)	Inside front cover
Income Statement (Rule 4.3A Item No. 3)	24
Balance Sheet (Rule 4.3A Item No. 4)	25
Statement of Cash Flows (Rule 4.3A Item No. 5)	26
Dividends (Rule 4.3A Item No. 6)	51
Dividend dates (Rule 4.3A Item No. 7)	Inside front cover
Statement of changes in Equity (Rule 4.3A Item No. 8)	57
Net tangible assets per security (Rule 4.3A Item No. 9)	64
Details of entities over which control was lost during the year (Rule 4.3A Item No. 10)	58
Details of associates and joint ventures (Rule 4.3A Item No. 11)	58
Other significant information (Rule 4.3A Item No. 12)	58
Foreign entities (Rule 4.3A Item No. 13)	58
Commentary on Results (Rule 4.3A Item No. 14)	2

Compliance Statement
This preliminary final report for the year ended 30 June 2007 is prepared in accordance with the ASX listing rules. It should be read in conjunction with any announcements to the market made by the Group during the year.
The preliminary final report has been prepared in accordance with Accounting Standards in Australia.
The Financial Statements of the Group have been audited.
John Hatton
Company Secretary
15 August 2007
56      Commonwealth Bank of Australia

Appendices
18. ASX Appendix 4E (continued)
Consolidated retained profits reconciliation (Rule 4.3A Item No. 8)

	2007	2006
	$M	$M

Retained profits
Opening balance	4,487	3,063

Actuarial gains and losses from defined benefit superannuation plan	414	387
Realised gains and dividend income on treasury shares held within the Bank’s life insurance statutory funds (1)	45	85
Operating profit attributable to Equity holders of the Bank	4,470	3,928

Total available for appropriation	9,416	7,463
Transfers to general reserve	54	(239)
Transfers to general reserve for credit loss	—	(92)
Interim 2007 dividend – cash component	(862)	(992)
Interim 2007 dividend – dividend reinvestment plan	(518)	(219)
Payment of 2006 final dividend – cash component	(1,368)	(1,172)
Payment of 2006 final dividend – dividend reinvestment plan	(300)	(262)
Other dividends	(55)	—

Closing balance	6,367	4,487

(1)	Relates to movements in treasury shares held within life insurance statutory funds and the employee share scheme trust.
Profit Announcement      57

Appendices
18. ASX Appendix 4E (continued)
Details of entities over which control was lost during the year

	Ownership Interest
(Rule 4.3A Item No. 10)	Date control lost	Held (%)

IDI (No.1) Limited	25 November 2006	100%
IDI (No.2) Limited	25 November 2006	100%
Riley Investments Limited	25 November 2006	100%
Riley International Limited	25 November 2006	100%

Details of associates and joint ventures (Rule 4.3A Item No. 11)

As at 30 June 2007	Ownership Interest Held (%)

Equigroup Pty Limited (formerly Computer Fleet Management)	50%
Cyberlynx Procurement Services Pty Limited	50%
AMTD Group Limited	30%
China Life CMG Life Assurance Company Limited	49%
CMG CH China Funds Management Limited	50%
Hangzhou City Commercial Bank Limited	19.9%
452 Capital Pty Limited	30%
First State Cinda Fund Management Company Limited	46%
Healthcare Support (Newcastle) Limited	40%
Equion Health (Barts) Limited	50%
Acadian Asset Management (Australia) Limited	50%
Five D Holdings Pty Limited	50%
First State Media (Ireland) Limited	50%
CFS Retail Property Trust	9.5%
Colonial Property Office Trust	7%
Forth Valley Investment Company Limited	50%

Other significant information (Rule 4.3A Item No. 12)
There is no other significant information.
Post Balance Date Events
On 1 June 2007, the Group announced an offer of Perpetual Exchangeable Resaleable Listed Securities (PERLS IV). The offer raised $1,465 million in July 2007. The issue of PERLS IV forms part of the Group’s capital management strategy, structured to meet APRA’s new regulatory capital requirements for Non-Innovative Residual Tier One Capital, effective January 2008. At 30 June 2007, this would have increased Tier One to 7.72% and Total Capital to 10.35%.
On 1 August 2007 the Group announced its intention to acquire all of the issued capital in IWL Ltd (“IWL”). The retail base of IWL is considered to be a strong fit with the existing equities business of Commsec, the Group’s broking business. The transaction is subject to a number of conditions, including IWL shareholder approval at a meeting expected to be held in October 2007, and various regulatory approvals including the ACCC.
Foreign Entities (Rule 4.3A Item No. 13)
Not Applicable
58      Commonwealth Bank of Australia

Appendices
19. Notes to the Statement of Cash Flows

	2007	2006
	$M	$M

19 (a) Reconciliation of Net Profit after Income Tax to Net Cash Provided by/(used in) Operating Activities
Net profit after income tax	4,497	3,959
Net (increase)/decrease in interest receivable	(745)	(99)
Increase/(decrease) in interest payable	362	784
Net (increase)/decrease in assets at fair value through Income Statement (excluding life insurance)	(7,272)	(53)
Net (gain)/loss on sale of controlled entities and associates	—	(163)
Net (increase)/decrease in derivative assets	(3,068)	128
Net (gain)/loss on sale of property, plant and equipment	16	(4)
Loan impairment expense	434	398
Depreciation and amortisation	270	213
Increase/(decrease) in liabilities at fair value through Income Statement (excluding life insurance)	6,690	1,374
Increase/(decrease) in derivative liabilities	5,860	(445)
Increase/(decrease) in other provisions	57	(92)
Increase/(decrease) in income taxes payable	297	(455)
Increase/(decrease) in deferred income taxes payable	175	182
Decrease/(increase) in deferred tax assets	(272)	184
(Increase)/decrease in accrued fees/reimbursements receivable	(163)	(88)
Increase/(decrease) in accrued fees and other items payable	386	133
Unrealised loss/(gain) on revaluation of assets at fair value through Income Statement (excluding life insurance)	92	(112)
(Decrease) in life insurance contract policy liabilities	(1,460)	(1,211)
Increase in cash flow hedge reserve	547	31
Changes in operating assets and liabilities arising from cash flow movements	(1,451)	(3,458)
Other	389	(44)

Net cash provided by/(used in) operating activities	5,641	1,162

19 (b) Reconciliation of Cash: For the purposes of the Statement of Cash Flows, cash includes cash, money at short call, at call deposits with other financial institutions and settlement account balances with other banks.

Notes, coins and cash at bank	4,557	1,703
Other short term liquid assets	967	491
Receivables due from other financial institutions – at call (1)	4,607	4,657
Payables due to other financial institutions – at call (1)	(6,047)	(4,813)

Cash and cash equivalents at end of year	4,084	2,038

19 (c) Disposal of Controlled Entities
Fair value of net tangible assets disposed
Cash and liquid assets	—	55
Assets at fair value through Income Statement	—	2,297
Other assets	—	148
Life insurance policy liabilities	—	(1,996)
Bills payable and other liabilities	—	(41)
Profit on sale	—	145

Cash consideration received	—	608
Less cash and cash equivalents disposed	—	(55)

Net cash inflow on disposal	—	553

19 (d) Non Cash Financing and Investing Activities: Shares issued under the Dividend Reinvestment Plan for 2007 were $818 million.

19 (e) Acquisition of Controlled Entities

Fair value of assets acquired:
Minority interests	4	126
Goodwill	3	7
Other intangibles	—	122
Other assets	—	167
Bills payable and other liabilities	—	(8)

Cash consideration paid	7	414
Less cash and cash equivalents acquired	—	—

Net cash outflow on acquisition	7	414

19 (f) Financing Facilities : Standby funding lines are immaterial

(1)	At call includes certain receivables and payables due from and to financial institutions within three months.
Profit Announcement   59

Appendices
20. Analysis Template

	Full Year Ended		Half Year Ended
	30/06/07	30/06/06	30/06/07	31/12/06	Page
Profit Summary – Input Schedule	$M	$M	$M	$M	References

Income – Cash Basis
Net interest income	7,036	6,514	3,551	3,485	Page 3
Other banking operating income	3,432	3,036	1,754	1,678	Page 3

Total banking Income	10,468	9,550	5,305	5,163	Page 3
Operating income	1,874	1,543	981	893	Page 17
Shareholder investment returns	14	14	10	4	Page 17

Funds management income	1,888	1,557	991	897	—
Operating income – life insurance	745	669	406	339	Page 21
Operating income – general insurance	72	73	29	43	Page 21

Operating income insurance	817	742	435	382	Page 21
Shareholder investment returns	135	87	54	81	Page 21
Profit on sale of the Hong Kong Insurance Business	—	145	—	—	Page 21
Insurance income	952	974	489	463	Page 21

Total income	13,308	12,081	6,785	6,523	Page 3

Expenses – Cash Basis					—
Banking	4,797	4,558	2,443	2,354	Page 36
Funds management	1,175	989	608	567	Page 36
Insurance	455	447	232	223	Page 36

Total operating expenses	6,427	5,994	3,283	3,144	Page 36

Profit before Loan impairment expense	6,881	6,087	3,502	3,379	—
Loan impairment expense	434	398	239	195	Page 3

Profit before income tax	6,447	5,689	3,263	3,184	Page 3
Income tax – corporate	1,816	1,605	916	900	Page 3

Operating profit after tax	4,631	4,084	2,347	2,284	—
Minority interests	27	31	14	13	Page 3

Net profit after tax – cash basis	4,604	4,053	2,333	2,271	Page 3

Defined benefit superannuation plan income/(expense)	5	(25)	1	4	Page 3
Treasury share valuation adjustment	(75)	(100)	(37)	(38)	Page 3
One-off AIFRS mismatches	(64)	—	(18)	(46)	Page 3

Net profit after tax – statutory basis	4,470	3,928	2,279	2,191	Page 3

Investment return on Shareholder funds	149	246	64	85	Page 23
Tax expense on shareholder investment returns	53	35	29	24	Page 23

Shareholder investment returns – after tax	96	211	35	61	Page 23

Net profit after tax – underlying basis	4,508	3,842	2,298	2,210	Page 3

60    Commonwealth Bank of Australia

Appendices
20. Analysis Template (continued)

	Full Year Ended		Half Year Ended
	30/06/07	30/06/06	30/06/07	31/12/06	Page
Profit Summary – Input Schedule	$M	$M	$M	$M	References

Other Data

Net interest income (excluding securitisation)	6,921	6,420	3,489	3,432	Page 32/33
Average interest earning assets	316,048	274,798	325,380	306,868	Page 32/33
Average net assets (1)	22,758	21,994	23,466	21,915	Page 25
Average minority interest (1)	509	1,148	510	508	Page 25
Average preference shares & other equity instruments (1)	939	1,600	939	939	Page 25
Average treasury shares (1)	(315)	(390)	(274)	(345)	Page 51
Average defined benefit superannuation plan net surplus (1)	1,013	631	1,111	896	—
Distributions – other equity instruments	55	—	27	28	—
Interest expense (after tax) – Perls I	—	32	—	—
Interest expense (after tax) – Perls II	25	23	12	13
Interest expense (after tax) – Perls III	60	13	31	29
Interest expense (after tax) – TPS	26	29	12	14
Interest expense (after tax) – Convertible notes	39	3	20	19
Weighted average number of shares – statutory basic	1,281	1,275	1,286	1,276	Page 3
Weighted average number of shares – fully diluted – statutory	1,344	1,329	1,349	1,348	—
Weighted average number of shares – cash and underlying	1,289	1,283	1,293	1,284	Page 3
Weighted average number of shares – fully diluted – cash and underlying	1,351	1,338	1,356	1,357	—
Weighted average number of shares – Perls I	—	12	—	—
Weighted average number of shares – Perls II	13	17	13	15
Weighted average number of shares – Perls III	21	6	21	24
Weighted average number of shares – TPS	11	17	11	14
Weighted average number of shares – Convertible notes	17	2	17	19
Weighted average number of shares – Executive Options	—	1	—	1
Dividends per share (cents)	256	224	149	107	Page 3
No. of shares at end of period	1,301	1,283	1,301	1,290	Page 51
Average funds under administration	164,404	139,082	171,264	158,010	Page 17
Operating income – internal	9	9	4	5	Page 17
Average inforce premiums (1)	1,278	1,180	1,370	1,248	Page 22
Net assets	24,444	21,343	24,444	22,487	Page 25
Total intangible assets	7,835	7,809	7,835	7,846	Page 25
Minority interests	512	508	512	508	Page 25
Other equity instruments	939	939	939	939	Page 25
Tier One capital	17,512	16,354	17,512	16,553	Page 48
Deferred income tax	37	—	37	39	Page 48
Equity investments in other companies	700	—	700	820	Page 48
Eligible loan capital	245	281	245	263	Page 48
Other equity instruments	3,474	3,659	3,474	3,522	Page 48
Minority interests (net of minority interest component deducted from Tier One capital)	512	508	512	508	Page 48
Investment in non consolidated subsidiaries (net of Intangible component deducted from Tier One capital)	409	2,012	409	283	Page 48
Other deductions	178	151	178	166	Page 48
Transitional Tier One Capital relief granted on adoption of AIFRS	1,641	—	1,641	1,641	Page 48
Risk-weighted assets used for ACE ratio	246,047	216,438	246,047	234,569	Page 49

(1)	Average of reporting period balances.
Profit Announcement    61

Appendices
20. Analysis Template (continued)

	Full Year Ended		Half Year Ended
	30/06/07	30/06/06	30/06/07	31/12/06
Ratios – Output Summary	$M	$M	$M	$M

EPS
Net profit after tax – cash basis	4,604	4,053	2,333	2,271
Less distribution – other equity instruments	55	—	27	28
Less profit on sale of Hong Kong Insurance Business	—	145	—	—
Adjusted profit for EPS calculation	4,549	3,908	2,306	2,243
Average number of shares (M)	1,289	1,283	1,293	1,284

Earnings per share – cash basis adjusted for sale of Hong Kong Insurance Business (cents)	353.0	304.6	178.3	174.7

Net profit after tax – cash basis	4,604	4,053	2,333	2,271
Less distributions – other equity instruments	55	—	27	28
Adjusted cash profit for EPS calculation	4,549	4,053	2,306	2,243
Average number of shares (M)	1,289	1,283	1,293	1,284

Earnings per share – cash basis (cents)	353.0	315.9	178.3	174.7

Earnings per share – dilutions Interest expense (after tax) – Perls I	—	32	—	—
Interest expense (after tax) – Perls II	25	23	12	13
Interest expense (after tax) – Perls III	60	13	31	29
Interest expense (after tax) – TPS	26	29	12	14
Interest expense (after tax) – Convertible notes	39	3	20	19

Profit impact of assumed conversions (after tax)	150	100	75	75

Weighted average number of shares – Perls I (M)	—	12	—	—
Weighted average number of shares – Perls II (M)	13	17	13	15
Weighted average number of shares – Perls III (M)	21	6	21	24
Weighted average number of shares – TPS (M)	11	17	11	14
Weighted average number of shares – Convertible Notes (M)	17	2	17	19
Weighted average number of shares – Executive Options (M)	—	1	—	1

Weighted average number of shares – Dilutive securities (M)	62	55	62	73

Adjusted cash profit for EPS calculation	4,549	4,053	2,306	2,243
Add back profit impact of assumed conversions (after tax) (M)	150	100	75	75
Adjusted diluted profit for EPS calculation	4,699	4,153	2,381	2,318
Average number of shares (M)	1,289	1,283	1,293	1,284
Add back weighted average number of shares (M)	62	55	62	73
Diluted average number of shares (M)	1,351	1,338	1,355	1,357

EPS diluted – cash basis (cents)	347.8	310.5	175.6	170.9

Net profit after tax – underlying	4,508	3,842	2,298	2,210
Less distributions – other equity instruments	55	—	27	28
Adjusted profit for EPS calculation	4,453	3,842	2,271	2,182
Average number of shares (M)	1,289	1,283	1,293	1,284

Earnings per share – underlying basis (cents)	345.6	299.4	175.6	169.9

62    Commonwealth Bank of Australia

Appendices
20. Analysis Template (continued)

	Full Year Ended		Half Year Ended
	30/06/07	30/06/06	30/06/07	31/12/06
Ratios – Output Summary	$M	$M	$M	$M
DPS
Dividends

Dividends per share (cents)	256	224	149	107
No of shares at end of period (M)	1,301	1,283	1,301	1,290
Total dividends	3,319	2,879	1,939	1,380
Dividend payout ratio – cash basis

Net profit after tax – cash basis	4,604	4,053	2,333	2,271
NPAT – available for distribution to ordinary shareholders	4,549	4,053	2,306	2,243
Total dividends	3,319	2,879	1,939	1,380
Payout ratio – cash basis (%)	73.0	71.0	84.1	61.5
Dividend cover

NPAT – available for distribution to ordinary shareholders	4,549	4,053	2,306	2,243
Total dividends	3,319	2,879	1,939	1,380
Dividend cover – cash basis	1.4	1.4	1.2	1.6

ROE
Return on equity – cash basis

Average net assets	22,758	21,993	23,466	21,915
Less:
Average minority interests	(509)	(1,148)	(510)	(508)
Average preference shares	(939)	(1,600)	(939)	(939)

Average equity	21,310	19,245	22,016	20,468
Add average treasury shares	315	390	274	345
Less average defined benefit superannuation plan net surplus	(1,013)	(631)	(1,111)	(896)

Net average equity	20,612	19,004	21,179	19,917
NPAT (“cash basis”)	4,604	4,053	2,333	2,271
Less distributions – other equity instruments	55	—	27	28
Adjusted profit for ROE calculation	4,549	4,053	2,306	2,243
Return on equity – cash basis (%)	22.1	21.3	22.0	22.3
Return on equity – underlying basis

Average net assets	22,758	21,993	23,466	21,915
Average minority interests	(509)	(1,148)	(510)	(508)
Average preference shares	(939)	(1,600)	(939)	(939)

Average equity	21,310	19,245	22,016	20,468
Add average treasury shares	315	390	274	345
Less average defined benefit superannuation plan net surplus	(1,013)	(631)	(1,111)	(896)

Net average equity	20,612	19,004	21,179	19,917
NPAT (“underlying basis”)	4,508	3,842	2,298	2,210
Less distribution other equity instruments	55	—	27	28
Adjusted profit for ROE calculation	4,453	3,842	2,271	2,182
Return on equity – underlying basis (%)	21.6	20.2	21.6	21.7

NIM
Net interest income (excluding securitisation)	6,921	6,420	3,489	3,432
Average interest earning assets (excluding securitisation)	316,048	274,798	325,380	306,868
NIM (% pa)	2.19	2.34	2.16	2.22

Profit Announcement     63

Appendices
20. Analysis Template (continued)

	Full Year Ended		Half Year Ended
	30/06/07	30/06/06	30/06/07	31/12/06
Ratios – Output Summary	$M	$M	$M	$M
Productivity
Banking expense to income ratio
Expenses	4,797	4,558	2,443	2,354
Banking Income	10,468	9,550	5,305	5,163
Expense to Income – cash basis (%)	45.8	47.7	46. 1	45.6

Funds management expenses to average FUA ratio

Expenses	1,175	989	608	567
Average funds under administration	164,404	139,082	171,264	158,010
Expenses to average FUA – cash basis (%)	0.71	0.71	0. 72	0.71

Insurance expenses to average inforce premiums ratio

Operating expenses	455	447	232	223
Operating expenses – internal	9	9	4	5
Total expenses	464	456	236	228
Average inforce premiums	1,278	1,180	1,370	1,248
Expenses to average inforce premiums ratio (%)	36.3	38.6	34. 7	36.2

Net Tangible Assets (NTA) per share

Net assets	24,444	21,343	24,444	22,487
Less:
Intangible assets	(7,835)	(7,809)	(7,835)	(7,846)
Minority interests	(512)	(508)	(512)	(508)
Other equity instruments	(939)	(939)	(939)	(939)

Total net tangible assets	15,158	12,087	15,158	13,194
No of shares at end of period (M)	1,301	1,283	1,301	1,290
Net tangible assets (NTA) per share ($)	11.65	9.42	11. 65	10.23

ACE ratio

Tier One capital	17,512	16,354	17,512	16,553
Add:
Deferred income tax	37	—	37	39
Equity investments in other companies	700	—	700	820
Deduct:
Eligible loan capital	(245)	(281)	(245)	(263)
Other hybrid equity instruments	(3,474)	(3,659)	(3,474)	(3,522)
Minority Interest (net of minority interest component deducted from Tier One capital)	(512)	(508)	(512)	(508)
Investment in non-consolidated subsidiaries (net of intangible component deducted from Tier One capital)	(409)	(2,012)	(409)	(283)
Other deductions	(178)	(151)	(178)	(166)
Impact upon adoption of AIFRS	(1,641)	—	(1,641)	(1,641)

Total Adjusted Common Equity	11,790	9,743	11,790	11,029
Risk weighted assets used for ACE ratio	246,047	216,438	246,047	234,569
ACE ratio (%)	4.79	4.50	4. 79	4.70

64     Commonwealth Bank of Australia

Appendices
21. Summary

				Full Year Ended			Half Year Ended
						Jun 07 vs			Jun 07 vs
Total			Page	30/06/07	30/06/06	Jun 06%	30/06/07	31/12/06	Dec 06%

Net profit after tax – underlying	$	M	3	4,508	3,842	17	2,298	2,210	4
Net profit after tax – cash basis	$	M	3	4,604	4,053	14	2,333	2,271	3
Defined benefit superannuation plan income/(expense) – after tax	$	M	3	5	(25)	large	1	4	(75)
Treasury shares valuation adjustment – after tax	$	M	3	(75)	(100)	25	(37)	(38)	3
One-off AIFRS mismatches	$	M	3	(64)	—	—	(18)	(46)	61
Net profit after tax – statutory	$	M	3	4,470	3,928	14	2,279	2,191	4
Earnings per share – cash basis – basic	cents		3	353.0	315.9	12	178.3	174.7	2
Dividends per share	cents		3	256	224	14	149	107	39
Dividend pay-out ratio – cash basis (adjusted for sale of Hong Kong Insurance Business)%			3	73.0	73.7	(70)bpts	84.1	61.5	large
Tier One capital		%	47	7.14	7.56	(42)bpts	7.14	7.06	8bpts
Total capital		%	47	9.76	9.66	10bpts	9.76	9.78	(2)bpts
Adjusted common equity		%	47	4.79	4.50	29bpts	4.79	4.70	9bpts
Number of full time equivalent staff	No.		—	37,873	36,664	3	37,873	37,216	2
Return on equity – cash		%	3	22.1	21.3	80bpts	22.0	22.3	(30)bpts
Return on equity – underlying		%	63	21.6	20.2	140bpts	21.6	21.7	(10)bpts
Weighted average number of shares – statutory		M	3	1,281	1,275	—	1,286	1,276	1
Net tangible assets per share	$		64	11.65	9.42	24	11.65	10.23	14

Banking

Net profit after tax – underlying	$	M	7	3,763	3,227	17	1,896	1,867	2
Net profit after tax – cash basis	$	M	7	3,763	3,227	17	1,896	1,867	2
Net Interest Income	$	M	7	7,036	6,514	8	3,551	3,485	2
Net Interest Margin		%	7	2.19	2.34	(15)bpts	2.16	2.22	(6)bpts
Other banking income	$	M	7	3,432	3,036	13	1,754	1,678	5
Other banking income/total banking income		%	—	32.8	31.8	3	33.1	32.5	2
Expense to income ratio		%	7	45.8	47.7	4	46.1	45.6	(1)
Average interest earning assets	$	M	4	316,048	274,798	15	325,380	306,868	6
Average interest earning liabilities	$	M	4	294,792	255,100	16	303,171	286,548	6
Loan impairment expense	$	M	7	434	398	(9)	239	195	(23)
Loan impairment expense to average risk-weighted assets (annualised)%			9	0.19	0.20	1bpt	0.20	0.17	(3)bpts
Total provisions for impairment losses to gross impaired assets		%	40	298.3	380.7	—	298.3	363.9	—
Individually assessed provisions for impairment to gross impaired assets		%	40	23.8	24.5	(70)bpts	23.8	23.4	40bpts
Risk weighted assets	$	M	49	245,347	216,438	13	245,347	234,569	5

Funds Management

Net profit after tax – underlying	$	M	17	492	400	23	260	232	12
Net profit after tax – cash basis	$	M	17	490	410	20	255	235	9
Shareholder investment returns	$	M	17	14	14	—	10	4	large
Average funds under administration	$	M	17	164,404	139,082	18	171,264	158,010	8
Net inflows	$	M	17	1,763	10,830	(84)	(313)	2,076	large
Operating income to average funds under administration		%	17	1.15	1.12	3bpts	1.16	1.13	3bpts
Expenses to average funds under administration		%	17	0.71	0.71	—	0.72	0.71	(1)

Insurance

Net profit after tax – underlying	$	M	21	253	215	18	142	111	28
Net profit after tax – cash basis	$	M	21	351	416	(16)	182	169	8
Shareholder investment returns	$	M	21	135	232	(42)	54	81	(33)
Inforce premiums	$	M	22	1,400	1,156	21	1,400	1,340	4
Total expenses to Average Inforce premiums		%	21	36.3	38.6	6	34.7	36.2	4

Profit Announcement       65

Appendices
22. Foreign Exchange Rates

Exchange Rates Utilised
As At		30/06/07	31/12/06	30/06/06

AUD 1. 00 =	USD	0.8497	0.7913	0.7428
	GBP	0.4241	0.4027	0.4053
	JPY	104.889	94.024	85.276
	NZD	1.102	1.121	1.214
	HKD	6.6426	6.151	5.770
	EUR	0.6319	0.6007	0.5848

66      Commonwealth Bank of Australia

Appendices
23. Definitions

Term	Description

Banking	Banking operations includes retail; business, corporate, institutional and treasury; Asia Pacific banking and centre support functions. Australian Retail banking operations include banking services which were distributed through the Business and Retail distribution divisions. Business, Corporate and Institutional banking includes banking services which were distributed to all business customers through the Premium Business Services division and the small business customers which were serviced through the Premium and Retail divisions and funding operations. Asia Pacific banking includes offshore banking subsidiaries, primarily ASB Bank operations in New Zealand.

Dividend Payout Ratio	Dividends paid on ordinary shares divided by earnings (earnings are net of dividends on other equity instruments).

DRP	Dividend reinvestment plan.

DRP Participation	The percentage of total issued capital participating in the dividend reinvestment plan.

Earnings Per Share	Calculated in accordance with the revised AASB 133: Earnings per Share.

Expense to Income Ratio	Represents operating expenses as a percentage of total operating revenue.

Funds Management	Funds management business includes funds management within the Wealth Management division and International Financial Services division.

Insurance	Insurance business includes the life risk business within the Wealth Management division and the International Financial Services division and general insurance financial results. The insurance segment as reported on page 21 includes the operating performance of the Hong Kong Insurance Business up to the effective date of sale (18 October 2005).

Net Profit after Tax (“Cash Basis”)	Represents profit after tax and minority interests, before defined benefit superannuation plan income/expense, treasury shares valuation adjustment and one-off AIFRS mismatches.

Net Profit after Tax (“Statutory Basis”)	Represents profit after tax, minority interests, defined benefit superannuation plan income/expense, treasury shares valuation adjustment and one-off AIFRS mismatches. This is equivalent to the statutory item “Net Profit attributable to Equity holders of the Group”.

Net Profit after Tax (“Underlying Basis”)	Represents net profit after tax (“cash basis”) excluding shareholder investment returns and the profit on sale of the Hong Kong Insurance Business.

Net Tangible Assets per Share	Net assets excluding intangible assets, minority interests, preference shares and other equity instruments divided by ordinary shares on issue at the end of the period.

Overseas	“Overseas” represents amounts booked in branches and controlled entities outside Australia.

Return on Average Shareholders’ Equity	Based on net profit after tax and minority interests less other equity instrument distributions applied to average shareholders’ equity, excluding minority interests and other equity instruments.

Return on Average Shareholders’ Equity - Cash Basis	As per the return on average shareholder equity, excluding the effect of Defined benefit superannuation plan interest expense, treasury shares valuation adjustment and one-off AIFRS mismatches.

Staff Numbers	Staff numbers include all permanent full time staff, part time staff equivalents and external contractors employed by 3rd party agencies.

Weighted Average Number of Shares (“Statutory Basic”)	Includes an adjustment to exclude “Treasury Shares” related to investments in the Bank’s shares held by both the life insurance statutory funds and by the employee share scheme trust.

Weighted Average Number of Shares (“Cash Basic”)	Includes an adjustment to deduct from ordinary shares only those “Treasury Shares” related to the investment in the Bank’s shares held by the employee share scheme trust.
Profit Announcement       67

Appendices
24. Market Share Definitions
Banking

Australian Retail

Home Loans	Total Housing Loans(APRA) – MISA (Pre Sep 04) + Securitised Assets (APRA) + Homepath.

Total Housing Loans (incl securitisations) (from RBA which includes NBFI’s unlike APRA). (1)

Credit Cards	CBA Total Credit Card Lending (APRA).

Total Credit Cards with Interest Free + Total Credit Cards without Interest Free (from RBA which includes NBFI’s unlike APRA). (1)

Retail Deposits	CBA Current Deposits + Term (excl CD’s) + Other (All as reported to RBA)

Total RBA: Current Deposits with banks + Term (excl CD’s) + Other with banks.(from RBA monthly bulletin statistics) (1)

Household Deposits	CBA Household Deposits (as reported to APRA) — MISA (Pre Sep 04)

Total Bank Household Deposits (from APRA monthly banking statistics)

APRA Other Household Lending	CBA Term Personal Lending + Margin Lending net balances + Personal Leasing + Revolving credit

Total Market Term Personal Lending + Margin Lending + Personal Leasing + Revolving credit from APRA

Business

Business Lending (RBA)	CBA business lending and credit (specific ‘business lending’ categories in lodged APRA returns — 320.0, 320.1 and 320.4)

Total of business lending and credit to the private non-financial sector by all financial intermediaries (sourced from RBA table Lending & Credit Aggregates which is in turn sourced from specific ‘business lending’ categories in lodged APRA returns — 320.0, 320.1 and 320.4) (includes bills on issue and securitised business loans). (1)

Business Lending (APRA)	Loans and advances to residents that are recorded on the domestic books of CBA within the non-financial corporations sector, where this sector comprises private trading corporations, private unincorporated businesses and commonwealth, state, territory and local government non-financial corporations (as per lending balances submitted to APRA in ARF 320.0)

Total loans and advances to the non-financial corporations sector for all licensed banks that submit to APRA

Business Deposits (APRA)	Total transaction and non-transaction account deposit balances recorded on the domestic books of CBA from residents within the non-financial corporations sector, where this sector comprises private trading corporations, private unincorporated businesses and commonwealth, state, territory and local government non-financial corporations (as per deposit balances submitted to APRA in ARF 320.0)

Total transaction and non-transaction deposit balances from the non-financial corporations sector for all licensed banks that submit to APRA

Asset Finance	Total end of month asset finance net receivables excluding repossessed assets, non-accrual receivables, progressive fundings and the consumer loan balance

Total market as determined by Australian Equipment Lessors Association (AELA)

Equities Trading (CommSec)	12 months rolling average of total value of CommSec equities trades

12 months rolling average of total value of equities market trades as measured by ASX SEATS

Asia Pacific

NZ Lending	All retail, business, commercial, corporate, and rural deposits on ASB Balance Sheet

Total retail, business, commercial, corporate, and rural deposits in New Zealand (from NZ Reserve Bank)

NZ Deposits	All retail, business, commercial, corporate, and rural loans on ASB Balance Sheet

Total retail, business, commercial, corporate, and rural deposits in New Zealand (from NZ Reserve Bank)

Funds Management

Retail Australian	Total funds in CBA Wealth Management retail investment products (including WM products badged by other parties)

Total funds in retail investment products market (from Plan for Life)

FirstChoice Platform	Total funds in FirstChoice platform

Total funds in platform/masterfund market (from Plan for life)

New Zealand retail	Total ASB + Sovereign + JMNZ Net Retail Funds under Management

Total Market net Retail Funds under Management (from Fund Source Research Limited)
68      Commonwealth Bank of Australia

24. Market Share Definitions (continued)
Insurance

Australia (Total Risk)	Total risk inforce premium of all CBA Group Australian life insurance companies

Total risk inforce premium for all Australian life insurance companies (from Plan for Life)

Australia (Individual Risk)	(Individual lump sum + individual risk income) inforce premium of all CBA Group Australian life insurance companies

Individual risk inforce premium for all Australian life insurance companies (from Plan for Life)

New Zealand	Total Sovereign (inforce annual premium income + new business – exits – other)

Total inforce premium for New Zealand (from ISI statistics)

(1)	The RBA restates the total of all financial intermediaries retrospectively when required. This may be due to a change in definition, the inclusion of a new participant or correction of errors in prior returns. CBA restates its market share where the RBA total has changed based on current balances less implied percentage growth rates now reported by the RBA for previous months.
Profit Announcement       69